                              [Letterhead of Davis Malm & D'Agostine P.C.
                              Attorneys At Law]

February 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:
Harbor Acquisition Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 1 to Harbor's preliminary proxy statement on Schedule 14A and the revised text of the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders (the "Special Meeting") to be held as soon as practicable in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet"). Subject to approval by the Harbor stockholders, Harbor proposes to acquire Elmet in accordance with the Stock Purchase Agreement dated October 17, 2006, as amended by Amendment No. 1 dated as of February 9, 2007 (as so amended, the "Acquisition Agreement"), among Elmet, the stockholders of Elmet, and Harbor.

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the revised text of the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on December 22, 2006. As described in certain paragraphs below, we are also providing to Mr. Zitko copies of certain additional documents requested in connection with the staff's review of the amended preliminary proxy statement.

        Harbor responds as described below to each of the comments on the preliminary proxy statement in the letter dated January 23, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

ONE BOSTON PLACE · BOSTON · MA 02108
617-367-2500 · fax 617-523-6215
www.davismalm.com

General

1.
We note your indication in the Notice of Special Meeting that the special meeting may be adjourned for the purpose of soliciting additional proxies, which is accompanied by language indicating your ability to conduct any other business as may be properly brought before the special meeting. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

RESPONSE:    Section 2.10 of Harbor's by-laws (as filed as Exhibit 3.2 to Harbor's registration statement on Form S-1 for its initial public offering) provides as follows:

  "2.10. Adjournment. Any meeting of the stockholders, including one at which directors are to be elected, may be adjourned for such periods as the presiding officer of the meeting or the stockholders present in person or by proxy and entitled to vote at the matter."

        Harbor is organized under the Delaware General Corporation Law ("DGCL") and Delaware courts recognize that corporate by-laws can properly grant authority to the presiding officer at a meeting to adjourn the meeting. See, for example, Cavender v. Curtiss-Wright Corporation, 60 A.2d 743 (Del Ch. 1941). As described in the third paragraph of the notice of the special meeting, and on page 9 of the proxy statement, the presiding officer at Harbor's special meeting would, if sufficient proxies to approve the acquisition have not been received by the scheduled time of the meeting, utilize his authority under the Harbor by-laws to adjourn the meeting for the purpose of soliciting additional proxies. The additional proxies received prior to the adjourned session would be voted either for or against the acquisition as specified by the stockholders, and therefore any such adjournment would simply provide the Harbor stockholders more time to make their decision. However, because of the provision of its by-laws delegating such authority to the presiding officer, Harbor anticipates that in no event would an adjournment of the meeting become a matter proposed for action by the stockholders at the meeting.

        Harbor respectfully submits that Rule 14a-4 of the proxy rules does not impose a requirement that its stockholders vote on an adjournment where the Harbor by-laws specifically grant the presiding officer authority to make such an adjournment. Rather, Harbor respectfully submits that Rule 14a-4 addresses the form of the proxy relating to the matters as to which Harbor's corporate charter and by-laws and Delaware law require action by the stockholders (namely, the three proposals which are described in the proxy statement for action by the stockholders at the meeting).

2.
You indicate on page [39] that any proxies that are returned without a specific grant of authority will be voted "for" the proposals. Please provide a detailed legal analysis as to how this construction is permissible under applicable law.

RESPONSE:    Sections 212(b) and (c) of the DGCL govern the form of proxy which Harbor will provide to its stockholders in connection with the special meeting. Those sections authorize the use of a proxy form under which a stockholder may delegate authority to the proxy holder named therein to vote as to any matters which may properly come before the meeting, and they do not require that the stockholder mark boxes on the proxy form. In compliance with Rule 14a-4, Harbor's form of proxy provides a box for each of the proposals to be considered by the stockholders so that each stockholder will have an opportunity to vote separately (either for or against) on each such proposal. However, as we believe is customary for proxy forms used by publicly-held Delaware corporations, the form does not require a stockholder to mark the boxes but rather, if the stockholder wishes to vote in favor of all the proposals recommended by the board of directors, permits the stockholder to do so simply by signing, dating and returning the proxy card prior to the meeting. As with most proxy solicitations of which we are aware, Harbor assumes that many stockholders will not mark any of the boxes but will simply sign, date and return the proxy cards. Harbor respectfully submits that if the Harbor stockholders were not permitted to exercise their voting rights in this fashion, this would be inconsistent with the stockholders' normal expectations and require extensive further contact with those stockholders who typically elect to exercise their voting rights in this manner in connection with other proxy solicitations.

3.
Please explain the basis for your statement on page [42] that broker non-votes will be counted as votes "against" the amendment but will have no impact on the other two proposals.

RESPONSE:    As stated on page 41 of the proxy statement, approval of the amendment proposal is, under Delaware law, conditioned on the affirmative vote of the majority of shares of Harbor's common stock outstanding on the record date. As also stated on pages 41 and 42, broker non-votes shall be treated as shares either not voted, or not entitled to vote, at the special meeting. Therefore, as to the amendment proposal, broker non-votes will have the same effect as votes "against" the amendment because the shares represented thereby are outstanding but are not being voted in favor of such proposal. As stated on pages 39-40 and 41, each of acquisition proposal and the incentive plan proposal requires the affirmative vote of either a majority of the shares voted at the meeting which are held on the record date by the public stockholders (in the case of the acquisition proposal) or by all of Harbor's stockholders (in the case of the incentive plan proposal). Since broker non-votes will not be treated as shares voted at the meeting, they will have no effect on approval or disapproval of either the acquisition or the incentive plan proposals.

4.
Fill in the blanks throughout the proxy statement as of the most recent practicable date and update as necessary in subsequent amendments.

RESPONSE:    Except for certain blanks which can not be completed until additional required information becomes available, Harbor has completed each of the blanks in the amended preliminary proxy statement. In some cases, numbers have been inserted in brackets or as of dates which Harbor realizes will change in the final proxy statement. Harbor will continue to update numbers and dates, and fill in the remaining blanks, to the extent practicable in subsequent filings of the proxy statement.

5.
It appears that you are relying upon an exemption from registration in connection with your issuance of shares. We note the reference on page two to the 2.191 million shares to be issued to certain Elmet shareholders. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

RESPONSE:    As described on pages 2, 3, 69 and 70 of the proxy statement, Harbor will issue (or reserve for future issuance pursuant to the future exercise of a "Put Right") up to 2.191 million shares of Harbor common stock upon the closing of the acquisition. Subject to possible issuance of a portion of these shares to certain executives and key employees of Elmet who will become stockholders of Elmet immediately prior to the closing as a result of the "Management Equity Transfers" described in the following paragraph, Harbor will issue (or reserve for future issuance) all of these Harbor shares to nine of the ten current holders of outstanding Elmet stock and warrants.

        As described on pages 71-72 of the proxy statement, the Acquisition Agreement would permit John S. Jensen, Elmet's chief executive officer and principal stockholder, to contribute, should he elect to do so, to Elmet, immediately prior to the closing, up to 1,730,740 Elmet shares, constituting approximately 11% of Elmet's total outstanding shares. To the extent (if any) that he elects to make such a contribution, Elmet will then be permitted to reissue the contributed shares as a stock bonus to up to approximately 16 officers and key employees of Elmet (which now has approximately 235 full-time employees). Page 72 of the proxy statement refers to any such officers and key employees of

Elmet as the "Rollover Stockholders," and to any such contribution by Mr. Jensen and reissuance by Elmet of such shares to the Rollover Stockholders as the "Management Equity Transfers." Elmet will issue any such Elmet shares to the Rollover Stockholders pursuant to an employee plan under Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). To the extent that any Rollover Stockholders become holders of Elmet stock immediately prior to the closing, they will have the right to receive (in place of Mr. Jensen) a portion of the up to 2.191 million shares of Harbor common stock to be issued (or reserved for issuance) at the closing to the Elmet stockholders as described in the preceding paragraph.

        As described in the preceding two paragraphs, Harbor will therefore issue (or reserve for future issuance upon exercise of a "Put Right") upon the closing of the acquisition up to 2.191 million shares of Harbor common stock to between nine and approximately 25 Elmet stockholders, consisting of nine of the current Elmet stockholders and up to approximately 16 Rollover Stockholders. All of those nine current Elmet stockholders are, and some (but not all) of the Rollover Stockholders will be, "accredited investors" as defined in Regulation D under the Securities Act. Harbor will issue (or reserve for future issuance) all of such 2.191 million shares in compliance with the requirements of Rule 506 of Regulation D under the Securities Act.

        Page 73 of the proxy statement and Section 2.23 of the Acquisition Agreement (which is attached as Annex A to the proxy statement) describe the representations and warranties which have been made concerning investor status and investment intent by each of the current Elmet stockholders, and those which will be made by each of the Rollover Stockholders prior to receipt of Elmet shares pursuant to the Management Equity Transfers, and the related additional documents and procedures which will be followed in connection with Harbor's issuance of shares to Elmet's stockholders under the Acquisition Agreement. As described on pages 73 and 80-81 of the proxy statement, each of the nine current holders of Elmet stock described above and any Rollover Stockholder who holds at least 1% of the total outstanding Elmet shares immediately prior to the closing will also enter at the closing into a Registration Rights and Lockup Agreement with Harbor (the form of which is attached as Annex B to the proxy statement) under which such Elmet stockholders will agree to restrictions upon their ability to transfer their Harbor shares received or receivable as a result of the acquisition and Harbor will provide certain registration rights for their benefit.

        As described on pages 2 and 70-71 of the proxy statement, the Elmet stockholders immediately prior to the closing (including the ten current Elmet stockholders and any Rollover Stockholders who become Elmet stockholders immediately prior to the closing) will have a right to receive in the future, as part of the "Contingent Payment," certain additional shares of Harbor common stock if certain financial thresholds are met based on the combined operations of Elmet and Harbor during the two years ended December 31, 2007 and 2008. All of the provisions of the Acquisition Agreement and the Registration Rights and Lockup Agreement referenced above which are applicable to the Harbor shares issued (or reserved for future issuance) at the closing will also be applicable to any such additional Harbor shares issued pursuant to and as part of the Contingent Payment, and Harbor therefore intends to rely upon Rule 506 under Regulation D in connection with the issuance of any such additional shares.

6.
In this regard, we note that Mr. Jensen may contribute to Elmet up to 1,730,740 shares of Elmet common stock, constituting approximately 11% of Elmet's outstanding shares, which Elmet will then reissue as a stock bonus to up to approximately 16 officers and employees of Elmet. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

RESPONSE:    Please see the response to comment no. 5 above.

7.
Please file all schedules, exhibits, and attachments to the documents filed as annexes to your preliminary proxy.

RESPONSE:    The copy of the Acquisition Agreement filed as Annex A to the proxy statement now includes all of the Exhibits to the Acquisition Agreement, except for Exhibits J and K (which are customary forms of legal closing opinions and do not contain business terms of the acquisition). Exhibits C (Harbor's 2006 Incentive Plan) and D (the Registration Rights and Lockup Agreement) are incorporated by reference to Annexes E and B to the proxy statement.

        Page A-iv of this proxy statement contains a list briefly identifying the contents of all of the disclosure schedules to the Acquisition Agreement. However, the disclosure schedules to the Acquisition Agreement have not been included in the proxy statement because Harbor believes the information included therein is not material to the Harbor stockholders in connection with their consideration of the acquisition proposal. Harbor notes that these schedules are not required to be included with the Acquisition Agreement when it is filed as an exhibit to a Securities Act registration statement or a Securities Exchange Act report per Item 601(b)(2) of Regulation S-K. Furthermore, as described on page 69 of the proxy statement, the disclosure schedules to the Acquisition Agreement (other than Elmet's financial statements, which are filed as part of the proxy statement) contain nonpublic information which Elmet and its stockholders have provided to Harbor on a confidential basis solely for purposes of the Acquisition Agreement. Harbor has reviewed each of the disclosures made by Elmet and its stockholders in the disclosure schedules and concluded that, in light of the disclosures in other portions of the proxy statement, none of such information is material to the Harbor stockholders in connection with their consideration of the proposals to be acted upon at the meeting or otherwise required to be disclosed by Harbor in order to satisfy Harbor's disclosure obligations under applicable federal securities laws. Harbor undertakes to provide as supplemental information to the staff upon request a copy of disclosure schedules.

8.
Please provide the Staff with a copy of the commitment letter(s) with Bank of America relating to your proposed new $70.0 million senior secured credit facilities, including all schedules, exhibits, and attachments. Please include a copy of the commitment letter as an appendix with your next amendment.

RESPONSE:    Harbor is delivering as supplemental information to Mr. Zitko a copy of the signed commitment letter with Bank of America, N. A. ("BofA") for Harbor's proposed $70.0 million senior secured credit facilities. However, Harbor believes it is not required to include a copy of the commitment letter in the proxy statement for three reasons. First, the commitment letter is not a material contract and Harbor cannot borrow any funds under the letter. Rather, BofA's obligations under the commitment letter to make such facilities and loans available to Harbor in the future are expressly contingent upon Harbor negotiating loan documents in mutually satisfactory form (which, if and when completed, Harbor will file as exhibits under an appropriate Exchange Act filing) and the closing of Harbor's acquisition of Elmet. Second, Harbor believes that the section on pages 82-83 of the proxy statement entitled "Proposed Senior Secured Credit Facilities" provides all information about the commitment letter and the proposed credit facilities which Harbor believes is material to its stockholders in connection with their consideration of the proposals to be considered at the meeting. Third, the commitment letter expressly provides that it is confidential, and that Harbor may not file a copy of the commitment letter in a public document such as the proxy statement without BofA's prior written consent.

9.
Please revise throughout your proxy to clearly explain Elmet's business. Currently you use vague terms and phrases such as "Elmet provides highly-engineered products and solutions to its global customers by incorporating features which it designs with its customers into Elmet's components." You state that Elmet specializes in Molybdenum and tungsten. However, without specialized knowledge of the industry, it is unclear what this means or for what purposes Elmet's components are used. If a substantial part of Elmet's business involves the manufacture of filaments or parts for light bulbs that are sold to Philips and others, revise to so state.

RESPONSE:    The discussions of Elmet's business throughout the amended proxy statement have been revised to more clearly explain Elmet's business and products.

10.
As another non-exclusive example, risk factors eight, nine and others refer to "products," "industry," "specialty materials market" and "customers" without explaining Elmet's products industry, specialty materials market or customers.

RESPONSE:    The risk factors, as applicable, have been revised to include an explanation of Elmet's products, industry, specialty materials market or customers.

Questions and Answers About the Proposals, page 1

11.
Please revise the reference to "Elmet's founder and chief executive officer" on page three and elsewhere to instead refer to Mr. Jensen's status as the officer who conducted a buyout of the former Philips Lighting operation in January 2004, or advise. In this regard, we note the statement on page [100] that the molybdenum and tungsten operations began in 1929, and it appears that Mr. Jensen's started working there in the 1980s.

RESPONSE:    The disclosures on pages 3, 8, 14 and 100 of the amended proxy statement now clarify the specified information.

12.
After the fourth question and answer addressing Mr. Jensen's continued role with the company, please revise to include a question and answer that quantifies the price and cash he contributed to the January 2004 buyout of the former Philips Lighting operation. Quantify the aggregate consideration Mr. Jensen paid for his percentage ownership, not including any debt. This question and answer should also identify and quantify any past and anticipated repayments or transfers to Mr. Jensen under common stock repurchases, dividends, conversion of warrants or preferred shares or other arrangements. Please revise risk factors consistent with this comment.

RESPONSE:    Harbor respectfully submits that disclosure of Mr. Jensen's investment in the January 2004 acquisition of Elmet from Philips Lighting is not material to a Harbor stockholder in deciding whether to approve the acquisition of Elmet. Mr. Jensen is not affiliated with Harbor, is not and was not affiliated with any of the officers or directors of Harbor, and is not and was not affiliated with any of the Elmet investors that are investment funds affiliated with certain of Harbor's officers or directors. Accordingly, Harbor respectfully submits that such disclosure is not required by the proxy rules nor material to a Harbor stockholder in deciding whether to approve the acquisition of Elmet.

13.
Please supplement the eighth question and answer with one that addresses any payments to be received by HAC officers or directors by virtue of their interests in Elmet, including their holdings in entities whose investments include Elmet securities. Revise risk factor five consistent with this comment.

RESPONSE:    Pages 3, 4, 5, 17-18 and 27-28 have been revised to provide the specified information.

14.
Please add a question and answer that quantifies the January 2004 and other investments in the target business to the extent HAC officers and directors participated in such investments, both directly and indirectly through New England Partners and other entities. Present the investments as dollar values and as percentages of ownership in the target business at the time. Revise risk factor five consistent with this comment.

RESPONSE:    Pages 4, 5 and 27-28 have been revised to provide the specified information.

15.
We note the statement on page nine that officers and directors may solicit proxies by mail, personal contact, letter, telephone, facsimile and other electronic means. Please confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

RESPONSE:    Harbor hereby confirms that, to the extent required by Rule 14a-6(c) of Regulation 14A, it will file with the Commission as supplemental proxy material any scripts, outlines, instructions or other written materials furnished to any individuals who will solicit proxies on behalf of Harbor.

16.
We note the statement in question and answer 10 and elsewhere regarding the lack of a stockholder approval requirement under Delaware law. Please advise us of your legal analysis for this statement in light of the conditions to closing, such as amendments to your articles of incorporation and Section 271 of the DGCL.

RESPONSE:    Harbor's acquisition of Elmet will involve a purchase by Harbor of Elmet's outstanding capital stock and warrants from the Elmet stockholders, and the DGCL does not require any approval by the Harbor stockholders of such a purchase. To the extent that Harbor issues Harbor shares in connection with the acquisition, Harbor already has a sufficient number of authorized shares of common stock and Harbor is not proposing to amend its charter to authorize any additional shares of common stock or any preferred stock in connection with either the acquisition or financing the acquisition. Rather, Harbor will finance the acquisition solely using cash derived from Harbor's initial public offering (which is now held in the trust account), shares of Harbor's already authorized common stock as described above, and borrowings under Harbor's proposed senior secured credit facilities. Section 271 of the DGCL provides that Harbor may grant, as will be required by such proposed senior secured credit facilities, a security interest in substantially all of the assets of Harbor and Elmet (after Elmet becomes a Harbor subsidiary) without stockholder approval.

        As described on page 95 of the proxy statement, the Harbor stockholders will be asked at the meeting to approve an amendment and restatement of Harbor's certificate of incorporation in order, effective as of the closing of the acquisition, to change Harbor's name to "Elmet Technologies Holdings, Inc." and delete Article V of such certificate (which is applicable to Harbor only prior to completion of a "Business Combination" as described in such Article). That amendment and restatement requires approval by Harbor's stockholders under the DGCL. However, as described on page 95, if the Harbor stockholders approve the acquisition and the acquisition is completed but the Harbor stockholders do not approve the amendment proposal, Harbor will continue to be named "Harbor Acquisition Corporation" and Harbor's certificate of incorporation will continue to contain Article V (although such Article will no longer be relevant for any purpose). Consummation of the acquisition is therefore not dependent upon approval by the Harbor stockholders of the amendment proposal.

        As described on pages 96-99 of the proxy statement, the Harbor stockholders will also be asked at the meeting to approve Harbor's 2006 Incentive Compensation Plan. Harbor is seeking such stockholder approval in order to comply with certain provisions of the Internal Revenue Code applicable to certain of the types of incentive grants which can be made under the incentive plan, and also because, under the Acquisition Agreement, approval of the plan by the Harbor stockholders is a condition to the obligation of Elmet and the Elmet stockholders to close the acquisition. However, should the Harbor stockholders not approve the incentive plan, Elmet and the Elmet stockholders would have the right, as with most other closing conditions which the Acquisition Agreement provides for their benefit, to waive that closing condition and complete the acquisition. Under those circumstances, the acquisition could be closed without approval by the Harbor stockholders of the incentive plan.

17.
Please refer to question and answer 13 and the reference to $5.76. The amount shareholders are entitled to according to the Form S-1 is approximately $5.78. Please revise to indicate the reason for this change in the company's estimate.

RESPONSE:    The estimated share conversion price of $5.76 is lower than the $5.78 per share conversion price originally estimated in Harbor's amended registration statement on Form S-1 dated April 24, 2006 (which was reduced to $5.77 in Harbor's final prospectus dated April 27, 2006), due to the increase in the offering size from 10,000,000 units to 12,000,000 units (as disclosed in Harbor's final prospectus dated April 27, 2006) and the exercise of the over-allotment option by the underwriters, which resulted in an additional 1,800,000 units sold. The funds now held in the trust account are expected to increase slightly over time because of the accumulation of interest (after taxes). Harbor will continue to update the estimate of the conversion amount until a revised estimate is provided in the final proxy statement. Particularly in light of the small differences in these estimates, Harbor believes the Harbor stockholders will understand that all such estimates are based on the information which Harbor had or will have available at the time the estimates were or will be made.

18.
We note your disclosure that approximately $31.9 million of the purchase consideration will be used to pay off all of Elmet's then outstanding debt at closing. Include a question and answer after question and answer number five to quantify the amount of debt that is currently owed on an individual and aggregate basis; the identity of the parties, including related parties; and the amount that will be paid off as a result of this merger.

RESPONSE:    A question and answer have been added on page 3 of the amended proxy statement to clarify the approximate aggregate amount of Elmet's debt that will be repaid and the amount of such debt that is payable to any person that may be deemed an affiliate of, or related party to, Harbor, including the three investment funds that are affiliated with certain officers or directors of Harbor. Revisions have also been made on pages 27, 28 and 67 to disclose the amount of debt that is payable to any such Harbor affiliate or related person. Other than the subordinated notes which are held by the three funds described above, the subordinated notes are held by unaffiliated investors (whose names are included within the list of Elmet's current stockholders which appears on page 100 of the proxy statement) which were involved in the financing of the buyout of Elmet effective January 1, 2004. Since those other noteholders have no affiliation with either Harbor or Mr. Jensen, Harbor respectfully submits that further disclosure in the summary of material information included in this question and answer of the respective names and holdings of such unaffiliated investors is not material to the Harbor stockholders or required by the proxy rules. The aggregate amount of debt that will be repaid will vary on a daily basis as Elmet's credit line fluctuates and interest accrues on the subordinated notes, but the aggregate amount of cash payable to Elmet's stockholders will be correspondingly adjusted.

19.
Consistent with this comment, revise risk factor one on page [26] to disclose how much of the debt to be paid is debt incurred as part of the January 2004 management buyout.

RESPONSE:    Harbor has agreed, subject to its stockholders' approval, to acquire Elmet for an aggregate cash payment of approximately $108.9 million plus shares of common stock (subject to working capital adjustments). The aggregate cash consideration does not fluctuate based upon the amount of debt outstanding. Elmet incurred senior and subordinated debt in connection with the January 2004 acquisition of the Elmet business from Philips Lighting and has also incurred additional debt since such acquisition. Consistent with the response to comment no. 18, Harbor has included additional disclosure in the fifth risk factor on pages 27-28 to specify that, of the approximately $31.9 million of senior and subordinated debt of Elmet will be repaid in connection with the acquisition, $912,500 principal amount is held by three investment funds that are affiliated with certain officers or directors of Harbor.

20.
We note the disclosure "We plan for Elmet to accelerate. growth by finding and acquiring businesses with complimentary products and customer relationships." Disclose all transactions that Elmet has or is currently considering or affirmatively disclose that there are none. Disclose definitions for all terms used in such disclosure. We may have further comment.

RESPONSE:    Harbor has been informed that Elmet's management reviews and considers strategic transactions, including possible acquisitions, from time to time in the normal course of Elmet's business. These considerations may include discussions from time to time with owners of businesses complementary to Elmet's business. Harbor has been informed that Elmet has not entered into any letters of intent or definitive agreements, whether written or oral, with respect to any business combination. In addition, Harbor has been informed that Elmet is not engaged in any contacts or discussions involving any such business combination that is probable. Accordingly, disclosures have been added on pages 2 and 127 that neither Harbor nor Elmet has entered into any letter of intent or definitive agreement with respect to any business combination other than Harbor's proposed acquisition of Elmet.

21.
We note that Robert Hanks served as a member of the Elmet board of directors and certain of your officers and directors, or private equity firms with which they are affiliated, are the holders of Elmet stock. Please include a question and answer and disclosure where appropriate discussing the nature of each ownership interest on an individual and aggregate basis. We may have further comment. Revise risk factor five consistent with this comment.

RESPONSE:    Please see the responses to comments nos. 13 and 14.

Summary of the Proxy Statement, page [11]

22.
Please revise the third paragraph on page [11] to disclose the basis for the statement that Elmet is one of the few companies in the world having fully-integrated engineering and manufacturing capabilities for advanced enabling materials consisting of refractory metal products.

RESPONSE:    The disclosure previously made on page 10 regarding Elmet being one of the few companies in the world having fully-integrated engineering and manufacturing capabilities for advanced enabling materials consisting of refractory metals products was based on a belief by Elmet's management following an analysis of a number of factors, including the long-term industry-related experience of several of the members of Elmet's senior management, surveys of the publicly available information regarding Elmet's competitors in the refractory metals industry and Elmet's understanding of the supply alternatives for its refractory metals customers. The inclusion in the proxy statement of a detailed description of this analysis is not practical given the context of the disclosure, and, as a result, the original disclosure has been amended.

23.
Please revise to update here and where appropriate, including the last risk factor on page [36], the amount of expenses that you have incurred since the completion of your public offering.

RESPONSE:    Pages 36 (in the last risk factor), 125 and 130 have been revised in accordance with this comment.

24.
Please revise to disclose if Elmet shareholders voted to approve the acquisition, including the results of any such vote.

RESPONSE:    As stated on page 69 of the proxy statement, the holders of all of the outstanding shares and warrants of Elmet on the date of the Acquisition Agreement have approved and signed the stock purchase agreement and, accordingly no further action need be taken by Elmet's stockholders to approve the acquisition. Harbor notes in this regard that the acquisition will be made through Harbor's purchase of the outstanding stock and warrants of Elmet under the Acquisition Agreement from the holders of such securities, and not by a merger or other corporate transaction for which approval by the Elmet stockholders might be required under Delaware law (which is the law under which both Elmet and Harbor are organized). Other references to the need for stockholder approval throughout the proxy statement have been revised to make it clear that the references only apply to the Harbor stockholders.

25.
We note your discussion in this section and throughout your proxy of the contingent payment structure to be paid to Elmet stockholders based upon calculations of EBITDA (determined in accordance with the stock purchase agreement). Please disclose management's views on the likelihood of the post-combination company reaching such thresholds in light of Elmet's financial performance since the management buyout was effected on January 1, 2004. Please provide specific reference to Elmet's performance for December 31, 2004, December 31, 2005, and December 31, 2006, calculated in accordance with the same formula that will be used for determining the contingent payments.

RESPONSE:    Page 15 of the proxy statement has been revised to describe the percentage increases in the combined EBITDA of Harbor and Elmet (which, under the terms of the acquisition agreement, will be derived almost exclusively from Elmet's operations) over Elmet's adjusted EBITDA for the years ended December 31, 2004 and 2005 (as stated and reconciled to Elmet's income (loss) on page 22 of the proxy statement) in order for any portion or all of the contingent payment to be payable. Harbor will provide in the proxy statement as subsequently filed similar data for Elmet's adjusted EBITDA for the year ended December 31, 2006. However, Harbor respectfully submits that Harbor's management should not disclose in the proxy statement management's views (to the extent Harbor's management would be able to formulate such views under various assumptions) as to the likelihood of the post-combination company reaching such thresholds because any such disclosure would inherently involve a projection of the combined company's future operating results which may potentially be misleading to the Harbor stockholders.

Interests of Our Directors and Officers in the Acquisition, page [17]

26.
Please revise the discussion of interests of HAC insiders to include their interests, on an individual and aggregate basis, in any entities that have invested in either Elmet or Elmet's affiliates.

RESPONSE:    Pages 17-18 and other pages throughout the proxy statement have been revised to provide the specified information.

27.
Your revised disclosure should quantify interests by dollar value, percentage of ownership, date of investment, and type of investment, such as preferred shares, warrants or common stock. Also include any dividends, share repurchases or other payments received by HAC officers and directors or their affiliated entities such as New England Partners.

RESPONSE:    Pages 17-18 and other pages throughout the proxy statement have been revised to provide the specified information.

28.
Clarify here and in the appropriate section if Mr. Hanks was aware of HAC's business when he engaged in the transactions to acquire his interests in Elmet. Also, revise to disclose any preexisting relationship between your insiders and Mr. Jensen. Note that preexisting relationships include the periods before and after your formation. Your revised disclosure should clarify the extent to which Mr. Hanks or your insiders took part in the Elmet management buyout, which closed in January 2004 when Mr. Hanks became a director of Elmet.

RESPONSE:    Pages 18 and 45 and other pages throughout the proxy statement have been revised to provide the specified information.

Selected Historical and Pro Forma Financial Information, page [20]

29.
In this section as well as on pages [54-57] and various other areas of the document, we note your discussions of EBITDA and adjusted EBITDA, as they relate to contingent payments. It appears the discussion of these measures in this context should be limited to the "Contingent Payment" section on pages [70-71]. Please revise to remove reference to these non-GAAP measures in all areas of the document except for in the "Contingent Payment" section or explain to us in detail why you believe your current presentation is appropriate.

RESPONSE:    Harbor believes that it is important for its stockholders' understanding and evaluation of the acquisition that the "Selected Historical and Pro Forma Financial Information" section on pages 20-25 of the proxy statement contain a definition and description of Elmet's EBITDA and adjusted EBITDA and a reconciliation of such data to Elmet's income (loss) for each of the specified periods (and for the year ended December 31, 2006 which will be included in a subsequent filing of the proxy statement). Without such a definition, description and reconciliation fairly early in the proxy statement, Harbor believes its stockholders would find a significant portion of the discussion prior to the "Contingent Payment" subsection on pages 70-71 hard to understand and evaluate. In particular, in addition to the description of the contingent payment of the Acquisition Agreement (which will be based on EBITDA) throughout the proxy statement, the section of the proxy statement entitled "Factors Considered by Our Board of Directors in Approving the Acquisition" on pages 51-59 (and in particular the subsection entitled "The Purchase Price for Elmet" on pages 54-57) clearly state that Elmet's adjusted EBITDA was a major factor in pricing the acquisition, in the evaluation of the transaction by Houlihan Smith & Company, Inc. for purposes of their fairness opinion, and in the determination by the special committee of Harbor's board of directors and full board to recommend to the Harbor stockholders that they approve the acquisition. Since the terms EBITDA and adjusted EBITDA can best be understood through a reconciliation of those terms to Elmet's reported income (loss), Harbor believes the logical place for those terms to be defined, described and reconciled is as part of "Selected Historical and Pro Forma Financial Information," where Elmet's summarized historical financial information is presented. Harbor notes that a presentation of EBITDA and adjusted EBITDA in the "selected" historical financial data section fairly near the front of the proxy statement is consistent with several other recent proxy statements (such as the final proxy statement dated November 8, 2006 of Services Acquisition Corp. International) which involved comparable transactions for which adjusted EBITDA of the target company was a major factor in the acquisition terms, the fairness opinion and the recommendation by the acquiring company's board of directors.

Risk Factors, page [26]

30.
Please revise risk factor two to quantify the approximate amount of interest to be paid on such borrowings.

RESPONSE:    The second paragraph in the second risk factor (on page 26) has been expanded to quantify the estimated future interest cost.

31.
Please revise risk factor three to indicate if you would be unable to cover the purchase price of the acquisition if 19.9% or fewer shares are voted against it.

RESPONSE:    The third risk factor (on page 27) has been expanded to state that Harbor will be able to complete the acquisition even if holders of 19.99% of the shares held by the public stockholders exercise their conversion rights but that, in such event, Harbor will be required to utilize a larger portion of the $50.0 million term loan it will borrow at the closing to finance the cash portion of the acquisition price payable at closing.

32.
We note the last sentence in risk factor seven. Please revise to provide an aggregate number of common shares if all of such shareholders elect to exercise, and include the percentage of total outstanding.

RESPONSE:    Two sentences have been added before the last sentence in the seventh risk factor (on page 29) to set forth the specified additional information.

33.
Please revise risk factor 13 to quantify the percentage of your sales to Philips Lighting and its affiliates.

RESPONSE:    Risk factor 13 has been revised on page 31 to provide the specified information.

34.
Please revise risk factor 23 to indicate whether Elmet currently maintains internal controls and whether those internal controls have been established according to standards established by the PCAOB.

RESPONSE:    Harbor believes that it is more appropriate to revise risk factor 22 to address the staff's comment. As a result, risk factor 22 on page 35 has been revised to provide the specified information.

Failure to Vote, Abstentions and Broker Non-Votes, page [41]

35.
Please revise here, page [12], and where appropriate to disclose, if true, that if you fail to receive approval for any one of the three proposals the acquisition will not proceed.

RESPONSE:    As described in the response to comment no. 16 above, the acquisition may proceed even if the Harbor stockholders do not approve either or both of the amendment proposal or the incentive plan proposal. For the reasons there stated, there would be no effect on Harbor's ability to complete the acquisition if the Harbor stockholders do not approve the amendment proposal and, if the Harbor stockholders do not approve the incentive plan proposal, one of the closing conditions provided in the Acquisition Agreement for the benefit of Elmet and the Elmet stockholders would not be satisfied but the closing could still occur if Elmet and the Elmet stockholders elect to waive that condition. Harbor respectfully suggests the language now on pages 40 and 41 accurately describes these contingencies.

Approval of the Acquisition, page [44]

36.
In light of your CEO's then current role as a director of Elmet, please clarify the use of the words "we understand" when describing on page [44] the actions taken by Elmet. It would appear that your CEO would have had personal knowledge of such matters. Your revised disclosure should clearly indicate Mr. Hank's role as a source for HAC's actions.

RESPONSE:    The words "we understand" have been deleted to the extent Mr. Hanks has personal knowledge (either in his capacity as a former Elmet director or otherwise) of the specified events. However, as described in the response to comments nos. 44 and 45 below, while Mr. Hanks was a director of Elmet during most of the period in which the events described by the qualification "we understand" occurred, he was not personally involved in those events nor did he have personal knowledge of them. Furthermore, Elmet did not communicate any information regarding the bidding process during that period to its stockholders including, without limitation, the Elmet stockholders which are investment funds affiliated with certain of the Harbor officers and directors. Accordingly, with respect to the proxy statement's description of events which still have the "we understand"

qualification, Harbor is relying solely upon information which Harbor has obtained from Elmet, and Harbor therefore believes the "we understand" qualification is appropriate as to those events.

37.
We note the statement on page [43] that the agreement is the result of arm's-length negotiations. Please revise to clarify this statement in light of HAC's officers' and directors' direct and indirect Elmet holdings and Mr. Hanks' participation on the board of Elmet until September 29, 2006.

RESPONSE:    Harbor believes the respective representatives of Harbor and Elmet involved in negotiating the terms of the Acquisition Agreement were acting in accordance with their duties to the stockholders of their respective companies, and that the prior relationships which existed between Elmet and certain officers and directors of Harbor and their respective affiliates (as described on page 45 of the proxy statement) were both fully disclosed and not sufficiently material to restrict the ability of those representatives to negotiate on an arm's-length basis. Furthermore, as described on pages 48 and 49, the boards of directors of each of Elmet and Harbor established, prior to the negotiation of any final terms of the Acquisition Agreement, special committees of the respective boards composed exclusively of members who had no prior relationship with Elmet or Harbor, as appropriate, and those special committees were responsible for overseeing, and in fact did oversee, the negotiation of such terms. Accordingly, Harbor respectfully submits that the statement on page 43 that "the terms of our stock purchase agreement with Elmet and its stockholders are the result of arm's-length negotiations between representatives of Elmet and us" is accurate without further clarification.

Background of the Acquisition, page [43]

38.
We note your disclosure on page [43] that, seeking out acquisition candidates, "we were seeking to acquire an existing business capable of operating as a public company, with strong operating systems, growth potential, proprietary products with significant margins, and audited financial statements either from inception or for at least the last three fiscal years. For the reasons discussed below, we believe our proposed acquisition of Elmet is a transaction which satisfies these acquisition criteria."

Please specifically detail how you believe the acquisition of Elmet satisfies your objective of acquiring an existing business with "proprietary products with significant margins, and audited financial statements either from inception or for at least the last three fiscal years" as the support for your belief is not clear to the Staff.

RESPONSE:    The sentence referenced in this comment has been deleted since Harbor believes the matters formerly described in that sentence are more properly addressed under "Factors Considered by Our Board of Directors in Approving the Acquisition" commencing on page 51.

39.
We note the following disclosure on page [45]:

"In their capacities as a member of the board of directors of Elmet and as representatives of New England Partners or Latona Associates Fund, as applicable, certain members of our management team had general discussions with Elmet's management on numerous occasions over the last two years regarding various strategic alternatives available to Elmet and its stockholders,"

Please revise to identify such discussions, including the dates, circumstances, parties involved and substance of the discussions. Disclose whether the sale of Elmet to a SPAC or similarly-structured entity was discussed. Additionally, affirmatively disclose whether HAC was ever directly or indirectly discussed as a potential acquiror.

RESPONSE:    Additional disclosure has been added on page 45, following the statement described in this comment, in order to disclose the dates, circumstances and parties involved when members of Harbor's management were present in their capacities as an Elmet director (in Mr. Hanks' case) or as representatives of Elmet stockholders and when discussions took place regarding strategic alternatives for Elmet. As there described, one of those meetings was an Elmet board meeting on April 19, 2006. During that meeting, David Linton and Peter Worrell, two principals at Bigelow, provided an update to Elmet's board of Bigelow's planned marketing efforts. Mr. Linton mentioned during his presentation that Bigelow was solicited in the ordinary course by private equity firms looking for transactions and that Bigelow had been recently contacted by a special purpose acquisition company (which was not Harbor), but a discussion of special purpose acquisition companies did not ensue. This was a small part of the meeting, as the focus of Bigelow's presentation was to discuss the completion of a memorandum describing Elmet's business, a description of Bigelow's proposed process and the proposed timing. The purpose of the meeting was not to discuss any particular transaction or type of purchaser.

40.
You also disclose that "the preliminary contacts and discussions involving members of our management team regarding a business combination of us with Elmet were coordinated and managed by Bigelow, in its capacity as Elmet's financial advisor, and did not occur prior to May 4, 2006." Revise to disclose the basis on which the company determined that the discussions conducted by the "certain members of management" were "[i]n their capacities" as directors or representatives of Elmet or its shareholders and not in their capacities as employees, directors or shareholders of HAC.

RESPONSE:    The third full paragraph on page 46 has been added to describe the basis upon which Harbor determined that the prior contacts with Elmet involving certain members of Harbor's management team were conducted in their respective capacities as either an Elmet director (in Mr. Hanks' case) or as representatives of investment funds which are Elmet stockholders, rather than as employees, officers and directors of Harbor.

41.
In this regard, it is unclear how the company determined that "certain members of management" with knowledge of the "various strategic alternatives available to Elmet and its stockholders" should not be considered to have had "preliminary contacts and discussions regarding doing a business combination" between Elmet and HAC prior to May 4, 2006. We may have further comment.

RESPONSE:    As managers of private investment funds including New England Partners Capital, L.P., Harbor Partners II, L.P., and Latona Associates Fund I, L.L.C. (which are specifically named on page 45), certain members of Harbor's management team regularly receive information regarding potential strategic transactions (including potential sale or recapitalization) involving portfolio companies in which those funds hold securities. Harbor believes these discussions are essential if those funds are to receive satisfactory returns on their portfolio securities through "liquidity events" involving the portfolio companies. The directors and officers of Harbor who serve as directors of, or as representatives of stockholders in, portfolio companies must balance their obligations to the respective investors in their funds and the stockholders in their portfolio companies in connection with such discussions. When such discussions occur in the ordinary course of business of either such investment funds or the portfolio companies, and do not involve a specific proposed business combination with Harbor, Harbor does not consider any such discussions as preliminary contacts or discussions regarding a business combination with Harbor. In the case of Harbor's transaction with Elmet, discussions regarding a potential business combination with Harbor did not commence until Bigelow contacted Harbor on May 4, 2006, and all such discussions were thereafter managed by and conducted through Bigelow and Elmet's outside transactional counsel without participation of any members of Harbor's management team in any capacities on behalf of Elmet.

42.
Please disclose in your preliminary proxy the extent to which your IPO prospectus disclosed that:

    •
    "In their capacities as a member of the board of directors of Elmet and as representatives of New England Partners or Latona Associates Fund, as applicable, certain members of our management team had general discussions with Elmet's management on numerous occasions over the last two years regarding various strategic alternatives available to Elmet and its stockholders."

    •
    "In October 2005, Elmet's board of directors began preliminary discussions regarding Elmet's growth strategy and corporate direction and that the outcome of these discussions was a decision to explore strategic alternatives to enable Elmet to expand into new markets and provide liquidity for Elmet's stockholders."

RESPONSE:    The second full paragraph on page 46 has been added to describe the disclosures contained in Harbor's prospectus relating to the possibility of related party transactions. The paragraph also describes the absence of disclosure regarding any specific discussions with Elmet and the reasons for such absence.

43.
In connection with the preceding comment, please disclose in your proxy each and every contact between each person who has ever been an officer, director, or advisor of HAC and any representative of Bigelow which related to the possibility of a business combination between Elmet and HAC, including dates and parties involved.

RESPONSE:    The third full paragraph on page 46 has been added to disclose that Harbor's first contact with Elmet or an Elmet representative concerning a possible business combination with Harbor occurred on May 4, 2006, when David Linton and Peter Worrell of Bigelow contacted Robert Hanks by telephone. As there disclosed, subsequent to that initial telephone call from Bigelow, Mr. Hanks, Mr. Fitzpatrick and Mr. Young had telephone conversations with Mr. Linton and John-Michael Girald of Bigelow to discuss the proposed timing of the transaction and to request additional business or financial due diligence material.

44.
Please disclose all communications between the five members of your management with direct or indirect financial interests in Elmet, either "in their capacities as a member of the board of directors of Elmet and as representatives of New England Partners or Latona Associates Fund, as applicable," or otherwise, and any representative of Elmet relating to the possibility of a business combination with HAC.

RESPONSE:    As described in the responses to the three previous comments, Messrs. Hanks, Dullum, Fitzpatrick, Young and Durkin had no discussions with Elmet, in their capacities as a director (in Mr. Hanks' case) or as representatives of stockholders of Elmet, regarding a business combination between Harbor and Elmet. No such discussions occurred prior to May 4, 2006, and Elmet thereafter did not allow any such communications between such parties in their capacities as an Elmet director (in Mr. Hanks' case) or as representatives of Elmet stockholders until the Elmet stockholders were asked to sign the Acquisition Agreement in October. Rather, on and after May 4, 2006, Messrs. Hanks, Dullum, Fitzpatrick, Young and Durkin participated in the discussions described in the proxy statement solely in their capacities as representatives of Harbor.

        Additional disclosure has been added to the third full paragraph on page 47 to describe a meeting Mr. Hanks and Mr. Durkin had, in their capacities as directors of Harbor, on June 5, 2006, with Mr. Jensen to discuss the advantages and disadvantages of Elmet conducting a business combination with a publicly-traded special purpose acquisition company. This meeting did not, however, involve discussions regarding the terms of a proposed business combination with Harbor or any diligence investigation of Elmet. The other contacts which Messrs. Hanks, Dullum, Young, Fitzpatrick and Durkin had with Bigelow or Elmet during the negotiations as representatives of Harbor are specifically described in other portions of the "Background of the Acquisition" subsection.

45.
We note the disclosure on page [47] that "On June 9, 2006, Bigelow, on behalf of Elmet, informed us that we were one of those bidders submitting an initial indication of interest which Elmet had selected to advance to the next round in Elmet's process for selecting an investor in or purchaser of Elmet." Please disclose the number and names of the other bidders Elmet had selected to advance to the next round. We again note that your CEO Robert J. Hanks was a member of the Elmet board at the time.

RESPONSE:    In February 2006, Elmet's board determined to engage Bigelow to serve as Elmet's financial advisor with respect to a potential recapitalization or sale of Elmet. Bigelow assumed the task of preparing a confidential descriptive memorandum to describe Elmet to potential bidders and Bigelow also compiled a list of potential bidders with whom it was familiar based on its experience as a financial advisor to various types of businesses. Throughout this process, Bigelow provided general status updates, such as timing and summaries of the overall process, to the members of Elmet's board; however, the Elmet board was not updated on the details of the bidding process, including the names of potential prospects, those entities that were actually contacted, those entities that signed confidentiality agreements, those entities that submitted initial indications of interest or those entities that submitted letters of intent. Instead, these updates were coordinated through Elmet's CEO and principal stockholder and, following its establishment, the special committee of Elmet's board of directors.

        As described in the proxy statement on page 46, representatives of Bigelow and Mr. Hanks had a telephone conversation on May 4, 2006 regarding the timing of the bidding process and the possibility of Harbor participating. Following this contact, Mr. Hanks and representatives of New England Partners Capital, L.P. ("New England Partners"), Harbor Partners II, L.P. ("Harbor Partners"), and Latona Associates Fund I, L.L.C. ("Latona Associates"), each of which is affiliated with certain officers or directors of Harbor, were excluded from all meetings and discussions of Elmet's board or management regarding the bidding process and Elmet's strategic alternatives. In fact, prior to the next regularly scheduled meeting of Elmet's board, which followed the receipt of several initial indications of interest from potential bidders, the Elmet board established a special committee of disinterested directors for the purpose of reviewing the indications of interest with Bigelow. Neither Mr. Hanks nor any of the representatives of New England Partners, Harbor Partners or Latona Associates were included in, or received updates regarding, any of the discussions between members of Elmet's management and special committee and Bigelow regarding the bidder proposals or the ongoing negotiations of the specific terms of a recapitalization or sale of Elmet. As a result, neither Mr. Hanks nor any officer, director or affiliate of Harbor was aware of the other bidders that were selected to advance to the later rounds of the bidding process.

        Elmet has confirmed to Harbor that Bigelow maintained detailed records of the identity of each of the bidders that Bigelow contacted on behalf of Elmet, the dates on which such contacts were made, and the dates on which information regarding Elmet was provided each bidder. However, neither Elmet nor Bigelow has disclosed this information to Harbor or any of its officers, directors or affiliates and Elmet will not consent to the disclosure to Harbor or any such persons of the information regarding the potential bidders for an investment in or acquisition of Elmet. Moreover, Bigelow will not consent to the disclosure of this information, which Bigelow asserts resulted from its proprietary process for the sale of a private company. Harbor respectfully submits that the identities of the bidders contacted by

Elmet's financial advisor, which were then and are now not known to Harbor or its officers, directors or affiliates, are not material to a Harbor stockholders' decision as to whether to vote in favor of Harbor's proposed acquisition of Elmet.

46.
Please provide the Staff with the names of the 113 firms you disclose on page [45] to have been contacted in May and June 2006 and dates of contact.

RESPONSE:    As noted in the response to comment 45, Elmet's process was conducted without the participation of any officer, director or affiliate of Harbor. The identity of the 113 firms was compiled and shared with Elmet's CEO following the exclusion of Mr. Hanks and other representatives of New England Partners, Harbor Partners, and Latona Associates from participation in Elmet's decision-making process. Accordingly, no person affiliated with Harbor has ever received any information with respect to any participants in Elmet's process. In addition, as noted in the response to comment no. 45, Elmet will not consent to the disclosure of the names of the 113 firms mentioned in the proxy statement nor will Bigelow consent to the disclosure of this information because Bigelow asserts that it resulted from its proprietary process for the sale of a private company.

47.
Please revise to identify the individual entities, parties involved and other information in your background discussion section. Currently you use the vague term "certain" and do not identify the identities of persons or entities or describe the information or modifications related to the negotiations. As a non-exclusive list, please revise to disclose the persons, entities and information in the following instances:

    •
    the number and identity of "potential business opportunities" discussed during your May 11 and 12, 2006 meetings mentioned on page [47];

    •
    the individuals referenced by "we had telephone conversations with Bigelow" on page [47];

    •
    the information referenced by "additional information about Elmet" on page [47];

    •
    the individuals referenced by "Elmet's management" in the [third paragraph] on page [47];

    •
    the individuals referenced by "members of our board" and "members of the Elmet's senior management" on page [48];

    •
    the entities referenced by "other potential target," "one such other potential target" on page [48];

    •
    the modifications referenced by "certain proposed modifications" on page [49];

    •
    the individuals referenced by "certain of our directors and officers and their affiliates" on page [48] and elsewhere.

Other non-exclusive examples include references to "seven of them" on page [44], "suggested revisions," "several modifications," "certain terms," "disagreed with others," "various negotiation issues," "13 companies," and "some of these discussions" on page [49] and "one such potential target" on page [50].

RESPONSE:    Disclosure about the identities of persons involved in these conversations and additional detail has been added on pages 44 through 50 and other pages throughout the proxy statement to provide the specified information. Any information which Harbor now has regarding other potential target companies is subject to confidentiality agreements to which Harbor is a party and may not be publicly disclosed by Harbor. However, Harbor has, where appropriate, described the general businesses or the types of target companies it considered.

        Harbor has provided some detail into the general nature of certain modifications to its letter of intent requested by Elmet on page 49. However, Harbor believes that detailed information regarding the progress of the negotiations with Elmet relating to specific contract terms is confidential in nature, would require disclosure of negotiating strategies, and would not advance the understanding of the transaction for the Harbor stockholders. Harbor believes that during the negotiations, parties may have requested particular contract terms for a variety of reasons and that disclosing those requests themselves may mislead a stockholder into trying to assess the motivations behind such requests. Moreover, the negotiations of the terms of the Acquisition Agreement took place primarily during oral conversations among so many different representatives of Elmet and Harbor over such an extended period of time that a "play-by-play" description of the negotiations would be impossible to re-create.

48.
Disclose the date upon which it was first decided that "members of [y]our management team who had no prior relationship with Elmet" were "to determine whether Elmet might be a target worth pursuing" as you discuss on page [47]. Your revised disclosure should identify the parties and explain the circumstances surrounding any decision to have individuals with no prior relationship with Elmet determine whether to pursue an acquisition with Elmet. For example, it is unclear how Bigelow became aware of such persons when it "arranged for Todd Fitzpatrick. and members of our management team who had no prior relationship with Elmet" to further consider the acquisition of Elmet. If Bigelow's arranging disinterested members of management was a coincidence or due to other reasons, please revise to so state and clarify.

RESPONSE:    The disclosure in the second full paragraph on page 47 has been revised to describe the background of Harbor's decision to send members of its management team with no prior affiliation with Elmet to meet Elmet's management.

49.
In this regard, revise to disclose any discussions to limit diligence, analysis, negotiations and other communications with, or evaluation of, Elmet to disinterested members of management at any time leading up to the decision on July 19, 2006 to form a special committee of disinterested directors. Disclose the persons and circumstances involving such discussions.

RESPONSE:    Harbor had no discussions with respect to limiting diligence, analysis, negotiations and other communications with or evaluation of Elmet only to disinterested members of Harbor's board of directors. However, as disclosed in the last paragraph on page 48 and thereafter where the activities of Harbor's special committee are described, Harbor's special committee (following its formation on July 19, 2006) oversaw the negotiations of the final acquisition terms and made the initial evaluation of whether those terms are fair to the Harbor stockholders who are unaffiliated with Elmet. A paragraph has been added on page 49 to discuss the process involved in Harbor's the determination to establish a special committee.

50.
With respect to the decision on July 19, 2006 to form a special committee, revise to disclose the dates, parties involved and substance of any discussions between Messrs, Carson, Cady, Mahoney, Hanks, Dullum, Fitzpatrick, Young, and Durkin, your affiliates or representatives, or any subset thereof, relating to Elmet as a potential target and the decision to create a special committee.

RESPONSE:    As described in the response to comment no. 49, a paragraph has been added on page 49 to discuss the process involved in Harbor's determination to establish a special committee.

51.
We note your disclosure on page [50] that your CEO resigned from Elmet's board of directors on September 29, 2006. Please disclose whether his seat on the board was subsequently filled and, if so, whether such replacement had any affiliations, connections, or relationship with New England Partners, Latona Associates Fund, or HAC.

RESPONSE:    Disclosure has been added on page 50 to indicate that Mr. Hanks' seat on the Elmet board of directors vacated upon his resignation was not subsequently filled.

52.
Please disclose the reasons for Mr. Hank's resignation from the Elmet board, including the reasons for the timing of the resignation.

RESPONSE:    The third full paragraph on page 50 has been revised to state the reasons for Mr. Hanks' resignation from the Elmet Board of Directors.

53.
Please provide the Staff with a copy of the two-week exclusivity agreement referenced on page [49], including all schedules, exhibits, and attachments.

RESPONSE:    Harbor is providing to Mr. Zitko as supplemental material a copy of the two-week limited exclusivity agreement.

54.
Please disclose the date upon which Elmet determined HAC to be the only bidder it would consider for acquisition.

RESPONSE:    During the negotiations and following expiration of the limited exclusivity agreement, Harbor was informed that Elmet would not make a determination that Harbor would be the only bidder Elmet would consider at any time prior to execution of a stock purchase agreement with Harbor. Accordingly, a sentence has been added on page 50 to indicate that Harbor understood that Elmet would consider other bidders until a definitive agreement was executed with Harbor.

55.
Please revise to describe the 25 potential targets you identify on page [44], including the seven for which you conducted more detailed due diligence. Without further disclosure it is unclear why HAC chose to propose the Elmet acquisition instead of one of the others described in the background section, such as the "one such potential target" that received a letter of intent.

RESPONSE:    Harbor has signed confidentiality agreements with each of the 25 companies it considered, including the seven on which it conducted more detailed due diligence, which prohibit Harbor from making disclosure of the names of such companies. However, the second paragraph on page 44 has been revised to describe the factors which Harbor considered in electing to pursue a transaction with Elmet.

Factors Considered by Our Board of Directors in Approving the Acquisition, page [51]

56.
We note the statement on page [51] regarding the board of directors that "the conclusions described below in making their decision to approve the acquisition and the stock purchase agreement." Please revise to clearly summarize the conclusions in the beginning of this section.

RESPONSE:    The disclosure on page 51 has been revised to summarize at the beginning of this section the conclusions which the Harbor board reached in determining to recommend that the Harbor stockholders approve the acquisition.

57.
We note (1) the disclosure on page 46 of your Form S-1 that you would not execute an affiliated transaction "unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view" and (2) the disclosure in your preliminary proxy materials of Houlihan's opinion that "the consideration to be paid by us in the acquisition is fair, from a financial point of view, to our stockholders who are unaffiliated with Elmet." Please revise to disclose whether or not your independent directors or the entire board determined that the consideration to be paid in the acquisition is fair to stockholders who are unaffiliated with Elmet. If so, revise to explain if the independent directors or entire board solely relied upon Houlihan's valuation in making the determination.

RESPONSE:    The disclosure on page 54 has been revised to clarify that both the special committee and Harbor's full board of directors determined that the consideration to be paid by Harbor is fair to the Harbor stockholders who are unaffiliated with Elmet and that, in making that determination, both the special committee and the full board relied in part upon the Houlihan fairness opinion and in part on their own analysis of the terms of the acquisition.

58.
We note your disclosure that "Many of Elmet's products are critical components of end-products produced by original equipment manufacturers." Please disclose the category(ies) of end-product(s) in which Elmet's production is used. Disclose the top five end-product(s) in terms of revenues earned.

RESPONSE:    The disclosure on page 51 and elsewhere in the amended proxy statement has been revised to respond to the staff's comment.

59.
We note the following disclosure on page [52]; "While our board of directors notes that Elmet's level of sales in the first nine months of 2006 were less than in the comparable period of 2005, our board believes this was caused by circumstances affecting two specific customers and a delay in the offerings of certain of Elmet's new products which are now expected to commence during 2007 and subsequent years."

Please clarify your disclosure to detail how a decrease in revenue may be caused by the delay of introducing new products, and identify the new products that you mention.

Please detail the "circumstances affecting two specific customers" and identify those customers.

RESPONSE:    The disclosure on page 52 and elsewhere in the amended proxy statement has been revised to respond to the staff's comment.

60.
Please identify the specific items in the "attractive pipeline of new products in development" that your board feels provide Elmet with "a solid platform" from which to grow.

RESPONSE:    The disclosure on page 53 has been revised to provide the specified information regarding Elmet's new product pipeline as considered by Harbor's board of directors by providing a general discussion of the areas of focus without disclosing commercially sensitive information.

61.
We note your disclosure that HAC's board "believes that Elmet has experienced early success" expanding into the refractory metals manufacturing market. In light of your disclosure that Elmet entered the market in 1942, and has operated since management buyout for over three years, please clarify your use of the term "early" and provide details as to the success HAC's board feels Elmet has experienced.

RESPONSE:    The specified sentence on page 52 and the following sentence have been revised by changing the word "early" to "since the management buyout effective January 1, 2004" and modifying the following sentence to clarify that the Harbor board's conclusion about Elmet's success is based primarily on the increase in Elmet's sales of refractory metal products during the period since January 1, 2004.

The Purchase Price for Elmet is Reasonable, page [55]

62.
We note the following disclosure on page [55]: "In a selection of such transactions announced over the past five years involving acquired companies whose revenues and EBITDA margins were basically similar to those of Elmet, of which the committee was aware based on their activities and the Houlihan report, the multiples of EBITDA to enterprise value were between 8.9x and 12.5x."

Please disclose the details of such analysis, including discussion of the revenues and EBITDA margins.

RESPONSE:    The specified disclosure on page 55 has been revised to state that the comparable transactions which the Harbor special committee and full board of directors reviewed were as described in the Houlihan report to Harbor's board of directors. Further details about those comparable transactions as described in the Houlihan report are set forth on page 63 of the proxy statement under the heading "The Market Approach Using the Comparable Transaction Method."

63.
Please expand the discussion of the reasons for the recommendation of a vote "for" the merger to incorporate the January 2004 management buyout of the Philips Lighting operation. Your revised disclosure should address, in quantified terms, Mr. Jensen's investment and the participation of HAC officers and directors in the buyout.

RESPONSE:    Harbor previously included disclosure regarding the existing relationships between investment funds affiliated with certain of Harbor's officers and directors and Elmet on pages 50 and 59 of the original proxy statement under the caption "Factors Considered by Our Board of Directors in Approving the Acquisition—Potential Negative Factors—Certain of our officers and directors may have different interests in the Elmet acquisition than the public stockholders" and "Interest of Our Directors and Officers in the Acquisition." This disclosure has been expanded on page 58 to cross reference the description in quantified terms of the effect of the proposed acquisition of Elmet on certain affiliates of Harbor or of its officers or directors which appears in the specified subsection of the proxy statement.

        However, Harbor has not included additional disclosure regarding the January 2004 management buyout of the Philips Lighting operation or Mr. Jensen's investment in such buyout. As noted previously and disclosed in the original proxy statement, Mr. Jensen was a long-time employee of Philips Lighting who negotiated a purchase of the Elmet business and sought financing from several third-party senior and subordinated debt financing sources, including those investment funds that are affiliates of certain of the directors and officers of Harbor. Mr. Jensen had no prior affiliation with any such financing sources, nor did such financing sources participate in the negotiations with Philips Lighting in a manner not customarily engaged in by financing sources in the context of similar management-led purchases. Moreover, no person affiliated with Harbor was an employee, officer or director, or otherwise an affiliate of, Philips Lighting. Finally, the nature of Elmet's business at the time of the purchase of such business from Philips Lighting, including the terms of the financing of such acquisition, was not the same business that Harbor's board of directors was considering when it approved the acquisition of Elmet. Instead, the business that Elmet has become, and that the board of directors of Harbor anticipated it could become, was the subject of the board's consideration.

64.
Please expand your discussion of potential negative factors on pages [57-58] to address the supply agreement with Philips Lighting, in which prices were fixed in 2004 and will be reduced by 2.5% each subsequent year of the contract through its expiration in December 2008. It appears that relevant negative factors include the reduction in revenues and cash flows from operations in 2006, the loss of two customers in the same period and Elmet's highly leveraged balance sheet. Also, address the company's accumulated deficit and the known reasons for Philips Lighting's owner's decision to dispose of the Lewiston, Maine operations.

RESPONSE:    The disclosure on pages 57 and 58 has been revised to add the specified information that was considered by the Harbor special committee and full board of directors, which includes the Philips Lighting relationship, the accumulated deficit and Elmet's leverage. The disclosure on page 52 has also been expanded with regard to Elmet's 2006 financial performance and customer losses as Harbor's special committee and full board of directors considered these matters but concluded they constituted an ordinary course fluctuation in Elmet's business' revenues.

        Furthermore, we respectfully note that Harbor has not included any additional disclosure regarding Philips Lightings' decision to sell the Lewiston, Maine facility and the related business to Elmet for several reasons. First, the Harbor board does not have any direct knowledge of Philips Lighting's decision to sell the facility and related business and believes the Harbor board should not speculate about Philips' motives. Second, the rationale for a global enterprise's decision to dispose of a facility and related business several years ago is not material to the decision of Harbor's stockholders as to whether to approve Harbor's acquisition of Elmet as a stand-alone business. Finally, the proxy statement discloses matters specific to the Elmet business as it now exists throughout the proxy statement, certain of which were in existence at the time of the acquisition from Philips Lighting. For example, we note the disclosures that Elmet may have potential liabilities for violations of environmental laws and regulations on page 58, Elmet's dependence on a limited number of customers, including its former owner, Philips Lighting, on page 32, and Elmet's unionized work force on page 34.

Fairness Opinion, page [60]

65.
Please provide the Staff with a copy of the Houlihan engagement letter discussed on page three, including all schedules, exhibits, and attachments. Disclose throughout your proxy whether HAC shareholders may rely upon the Houlihan opinion.

RESPONSE:    Harbor is delivering as supplemental information to Mr. Zitko a copy of the signed Houlihan engagement letter dated September 7, 2006, and Exhibit A thereto (which is the only schedule, exhibit or attachment to such engagement letter).

66.
We note the statement on page 66 that approval of the acquisition is not conditioned upon the adoption of the amendment proposal or the incentive compensation plan proposal. You also state that "However, approval of the incentive compensation plan proposal is a condition to the closing of the acquisition." It is unclear how the acquisition is not effectively conditioned upon approval of the incentive compensation plan proposal if that plan is a condition to the closing of the acquisition. Please revise to clearly indicate here and where appropriate which proposals must be approved for the acquisition to be consummated. For example, it is unclear if or how the acquisition may go forward if shareholders do not approve the amendment proposal.

RESPONSE:    Please see the response to comment no. 35 above.

67.
We note the disclosure on page [44] that "in January and February 2006, the Elmet board decided to explore a recapitalization or sale and met with several financial advisors, including The Bigelow Company LLC. to discuss the marketing of Elmet to potential investors or buyers. Elmet subsequently selected Bigelow." Please disclose the factors that were considered in the determination to select Bigelow as the "financial advisor" for the transaction.

RESPONSE:    Harbor respectfully submits that it has only limited knowledge with respect to Elmet's decision to engage and that, to the extent (if any) that Harbor has or could obtain any knowledge about Elmet's decision which is not already disclosed in the proxy statement, disclosure of any such additional information would not be material to a Harbor stockholder's decision to vote to approve the proposed acquisition of Elmet by Harbor. The process which Elmet used to market and sell Elmet is not the subject of the transaction to be considered by Harbor's stockholders. Elmet is a private company that evaluated its strategic alternatives and determined to engage a financial advisor to market Elmet to potential investors and buyers. Bigelow is an independent investment banking firm with no affiliation to Harbor, Elmet, any of Harbor's officers or directors or any of the investment funds with Elmet holdings that are affiliated with certain of Harbor's officers and directors. Bigelow was not the financial advisor to Harbor or any affiliate of Harbor and its services were not provided for the benefit of, and cannot be relied upon by, Harbor or its stockholders.

68.
Please revise to disclose whether or not Houlihan, in evaluating Elmet's enterprise value, received information pertaining to and considered Mr. Jensen's management buyout price from January 2004. We may have further comment.

RESPONSE:    In connection with the preparation of Houlihan's fairness opinion, Harbor provided to Houlihan information about the management buy-out of the Elmet division of Philips Lighting which became effective on January 1, 2004 including, among other such information, the price which Elmet then paid to Philips. Harbor understands that, while Houlihan was aware of the terms of such acquisition in Houlihan's analysis of the fairness of the consideration being paid by Harbor under the Acquisition Agreement, Houlihan did not assign any significant weight to such purchase price. Harbor understands this was primarily because of the major differences which have occurred in Elmet's business during the three years since the effective date of the buyout including, in particular, the change from the Elmet division being prior to the buyout almost exclusively a provider to Philips Lighting of filaments and other lighting components to Elmet's current expanding business in the refractory metals industry and the significant increases in total revenues and adjusted EBITDA between those of the Elmet division in the year ended December 31, 2003 to those of Elmet in the year ended December 31, 2005 and the nine months ended October 1, 2006. The factors which Houlihan considered important in its analysis of the fairness of the consideration are described under "Fairness Opinion of Houlihan Smith & Company, Inc." on pages 60 through 65 of the proxy statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page [84]
Note [3]—Pro Forma Adjustments, page [91]

69.
Please revise to clarify the nature of the $34,241,000 payoff of indebtedness and related terms and conditions. Explain why the amount has been excluded from the purchase price allocation. Clarify whether the indebtedness is included in the liabilities of Elmet as of October 1, 2006.

RESPONSE:    Notes 3(a) and 3(b) on page 91 have been expanded to clarify the nature and maturity of Elmet's debt outstanding as of October 1, 2006 which are assumed to be paid off in the pro forma balance sheet as required by the Acquisition Agreement. As described in note 3(b) on page 91 ("Calculation of Purchase Price"), the $34,241,000 of Elmet debt outstanding as of October 1, 2006 has been included in the total purchase price allocation, although deducted in calculating the portion of that total purchase price which is being paid to the holders of the outstanding Elmet stock and warrants under the Acquisition Agreement. All of the $34,241,000 of Elmet debt outstanding as of October 1, 2006 is as described (and has the respective terms and conditions stated) in note 5 (on page F-30) and note 11 (on page F-35) of Elmet's audited balance sheet as of October 1, 2006. As described in such notes to Elmet's balance sheet, such debt then consisted of $5,608,028 of revolving debt, $27,133,540 of term debt (including a $5,273,355 current portion), and $1,500,000 of a declared but unpaid dividend on Elmet's then outstanding common stock.

70.
On page [82] you state, "we will use between $35.0 million and $50.0 million of borrowings under the $50.0 million term loan facility on the closing date of the Elmet acquisition in order to pay off all of Elmet's then outstanding debt and to finance a portion of the cash consideration we will then deliver to the Elmet stockholders." Revise the pro forma footnotes to discuss the new loan facility. Clarify the expected timing of the facility and why you have included $50 million of the loan facility as opposed to $35 million in the pro forma financial statements. Clarify whether you will require $50 million in loan proceeds under the assumption there are no conversions.

RESPONSE:    The referenced sentence on page 82 has been revised to clarify (as already stated in the first paragraph on page 82) that Harbor will borrow on the closing date (as required by the commitment letter) all $50.0 million of the term loan in any event. As described in the second and third paragraphs on page 82, depending upon the extent (if any) to which Harbor's public stockholders vote against the acquisition and exercise their conversion rights, Harbor will have available at the time of the closing up to approximately $15.0 million of that $50.0 million term loan borrowing to use for other purposes. However, as there described, if Harbor's public stockholders were to exercise conversion rights as to the maximum of 19.99% of total outstanding shares held by the public stockholders, Harbor would be required to use all of the $50.0 million term loan to pay a portion of the cash payments required at the closing of the acquisition. Under those circumstances, Harbor would not have available any portion of the $50.0 million term loan, but would have available the $20.0 million revolving facility to use for other purposes.

        Also in response to this comment, Harbor has added on page 90 a new Note 2 entitled "New Senior Credit Facilities" describing the principal terms of the new facilities (which are already reflected in the notes to the pro forma financial statements) and stating that the rate of interest on the outstanding borrowings (which under the commitment letter is a variable rate) which was assumed for purposes of preparing the pro forma financial statements was 8.0%.

71.
We note your adjustment to the book basis of inventory and property, plant and equipment in pro forma adjustment b. Explain to us how you determined the fair value of these assets. Tell us if you utilized a third party valuation firm. Provide us with your basis for the increase in value of these assets. Also, clarify in the footnotes whether you performed a fair value analysis for all acquired assets and liabilities that were previously recorded at historical cost.

RESPONSE:    Harbor has hired a third-party appraisal firm to prepare a valuation of the fair value of Elmet's assets and liabilities, and Harbor anticipates the results of that valuation will be available and reflected in the pro forma financial statements included in the final proxy statement. For purposes of the pro forma financial statements included in the preliminary proxy statement, (i) inventories were adjusted to sales price minus the cost to dispose for finished goods only, (ii) the total amount of finished goods was determined and written-up to reflect Elmet's average gross margins on such sales, (iii) Elmet's plant was valued at the assessed value determined by the City of Lewiston, Maine for property tax purposes, and (iv) Elmet's machinery and equipment was valued at cost (less depreciation) except that the initial cost of any machinery and equipment included in the buyout effective January 1, 2004 was increased for inflation at an assumed annual rate of 10% (which Elmet believes is the average rate of increase applicable to such machinery and equipment during the 2.75 years between January 1, 2004 and October 1, 2006). The notes to the pro forma financial statements now in the preliminary proxy statement do not state all of these assumptions in detail because Harbor now anticipates the notes in the final proxy statement will be based on the appraised values as opposed to these assumptions.

72.
Based on your disclosure for pro forma adjustment b, it appears you have assigned the entire excess purchase price to goodwill. The purchase price should be allocated to specific identifiable tangible and intangible assets (such as contracts acquired, customer relationships, etc.) and liabilities. If the allocation is preliminary, significant intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted. Please refer to paragraph 39 and A10-A28 of SFAS 141 and revise accordingly.

RESPONSE:    As described in the response to comment no. 71 above, Harbor has hired a third-party appraisal firm to prepare a valuation of the fair value of Elmet's assets and liabilities and anticipates the results of that appraisal will be available for purposes of the pro forma financial statements included in the final proxy statement. The valuation will include the identification and valuation of intangible assets including, without limitation, customer relationships, patent applications, in-process research and development and supply contracts. Any value assigned by the appraisal to identifiable intangible assets will reduce the amount of the purchase price allocated to goodwill and will be amortized over the estimated useful lives, if finite, of the respective intangible assets.

73.
We note the elimination of $[2,251,000] of common stock purchase warrants in notes b, j and o. On page F-[17] you state the warrant holders are "entitled" to redeem the warrants upon change of control. Since the disclosure does not state the warrant holders will redeem the warrants upon change in control, please tell us why you have eliminated the common stock purchase warrants in the pro forma financial statements.

RESPONSE:    The specified notes eliminate $2,251,000 [the restated amount] of value attributed on Elmet's balance sheet as of October 1, 2006 to Elmet's outstanding warrants and eliminate the change in fair value of such warrants in Elmet's 2005 income statement because (as described in the revised first sentence of Note 1 on page 90), Harbor will purchase all of the Elmet warrants from their current holders as part of the acquisition and then cancel such warrants. Accordingly, Harbor believes the provisions of the warrants referenced on page F-17 of Elmet's financial statements providing to the holders a redemption right upon a change of control of Elmet are not relevant for purposes of the pro forma financial statements.

74.
We note pro forma adjustments h and m. Please expand your disclosure to explain the basis for these adjustments and the method used to determine the amounts.

RESPONSE:    The pro forma adjustments described in notes h and m represent additional cost of sales from the increase in the value of inventory to fair value over the normal selling period. As described in the response to comment no. 71 above, Harbor has hired a third party to prepare an appraisal of Elmet's assets (including inventory) and therefore anticipates that inventory will be valued in accordance with that appraisal in the pro forma financial statements included in the final proxy statement.

75.
We note the pro forma adjustment to eliminate interest expense at notes k, p, s and w. Please expand your disclosure to explain the basis for these adjustments and the method used to determine the amounts.

RESPONSE:    Notes k, p, s and w are based on the assumption that the acquisition closed on January 1, 2005, and therefore that no interest will accrue after that date on Elmet's current debt (which the Acquisition Agreement provides will be paid off at the closing as described in Note 1 to the pro forma financial statements). As described in the response to comment 70 above, the pro forma financial statements also assume that the combined debt of Harbor and Elmet after the closing will consist of the $50.0 million term loan which Harbor will borrow on the closing date having the terms described in the new Note 2 added on page 90 and an assumed interest rate of 8.0%. In accordance with the terms and assumed interest rate described in Note 2, notes k, p, s and w therefore assume that $5.0 million principal and $3.999 million of interest on that term loan will be paid during the year ended December 31, 2005, and that $3.75 million of principal and $2.749 million of interest will be paid during the nine months ended October 1, 2006.

76.
Please expand the description of pro forma adjustments k, p, s and w to disclose the interest rate and other applicable terms of the new $50 million long-term debt.

RESPONSE:    Please see the responses to comments nos. 70 and 75 above.

77.
We note the pro forma adjustment to eliminate interest income at notes t and x. Please expand your disclosure to explain the basis for these adjustments and the method used to determine the amounts. Also the disclosures state you "include" interest income from remaining cash balance. It appears interest income is being eliminated from the pro forma statements. Please clarify this disclosure.

RESPONSE:    Notes t and x are based on the assumption that the acquisition closed on January 1, 2005 and they therefore assume that after that date Harbor will not earn any interest on the funds now held in the trust account because all of those funds will have been used to pay a portion of the closing consideration, except to the extent a portion of those funds may have been used to make payments to any public stockholders who voted against the acquisition and exercised their conversion rights. Those notes also assume that, if the acquisition had closed on January 1, 2005, Harbor would have (after giving effect to all of the other adjustments reflected in the notes to the pro forma financial statements, including the $50.0 million term loan which Harbor will borrow on the closing date) between $17.8 million (assuming no conversions) and $2.3 million (assuming maximum conversions) of available cash. Notes t and × have been expanded to disclose that the assumed rate of interest on those cash balances was 4.6%.

Note [4]—Purchase Price Allocation, page [93]

78.
Discuss the specific factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors.

RESPONSE:    As described in Note 1 on page 90, Note 5 (formerly Note 4) on page 94, and Note 6 (formerly Note 5) on page 94, there are three potential adjustments to the purchase price. The first potential adjustment (described in Note 1) consists of a potential increase in the purchase price depending upon when the closing date occurs after February 1, 2007, but (as stated in Note 1) that adjustment is not relevant to the pro forma financial statements since those statements are based on the assumption the acquisition closed on October 1, 2006 (in the case of the pro forma balance sheet) or on January 1, 2005 (in the case of the pro forma statements of operations). The second potential adjustment (described in Note 4) is a potential increase or decrease in the purchase price depending upon the level of Elmet's working capital as of the closing date. That potential adjustment is described in the response to comment 79 below. The third potential adjustment (described in Note 5) is a potential increase in the purchase price because of a contingent payment if certain financial thresholds are satisfied based upon the combined EBITDA of Harbor and Elmet during the years ending December 31, 2007 and 2008. That potential adjustment is described in the response to comment no. 80 below.

Note [5]—Working Capital Adjustment, page [94]

79.
Clarify the nature of the "effects of the working capital adjustment that may be effected as of the closing" and tell us why these adjustments have been excluded from the pro forma financial statements. Disclose the change in consideration that would result from the working capital as of the most recent balance sheet date presented. If the ultimate amount of the adjustment is expected to be materially different, discuss and provide appropriate explanation.

RESPONSE:    Note 1 on page 90 and Note 5 (formerly Note 4) on page 94 have been expanded to clarify how any working capital adjustment to the purchase price would be calculated and why the pro forma financial statements assume that no such working capital adjustment will occur.

Note [6]—Contingent payment, page [94]

80.
On page [29] you state you may issue $11.2 million of common stock pursuant to the contingent payment provision of the stock purchase agreement. Please revise to discuss the terms of this contingency and any other contingent payments in the notes to the pro forma financial statements. Explain the expected accounting treatment and its basis in SFAS 141.

RESPONSE:    Note 6 (formerly Note 5) on page 94 has been expanded to clarify that (i) the financial thresholds which must be satisfied before Harbor would become obligated to pay any contingent consideration in the future are based on the extent (if any) by which EBITDA from the combined operations of Harbor and Elmet during the years ending December 31, 2007 and 2008 exceed certain amounts (which, as described above in the response to comment no. 25, significantly exceed Elmet's EBITDA for the years ended December 31, 2004 and 2005) and (ii) since Harbor can not now determine the extent (if any) to which those financial thresholds may be exceeded during the years ending December 31, 2007 and 2008, the pro forma financial statements do not reflect any potential adjustments to the purchase price which might occur in the future as a result of any such contingent payment. Under SFAS No. 141: Business Combinations, no adjustment to the purchase price will be made unless and until the related contingency is resolved in the future.

General Description of the Amendment Proposal, page [95]

81.
You state that, "(i]f the acquisition is not approved, the amendment proposal will not be presented for approval at the special meeting." Please explain your anticipated procedures and timeline for receiving and administering the vote for the proposals, including the name of any service that you anticipate hiring for such purposes. It appears that the amendment and the acquisition are conditioned upon one another.

RESPONSE:    Harbor has not yet selected a firm to solicit proxies from the Harbor stockholders in connection with the meeting. When Harbor makes that selection, page 42 of the proxy statement will be revised to state the name of such firm and the compensation payable to such firm. As described above in response to comment no. 16, approval of the amendment proposal is not a condition to consummation of the acquisition and the acquisition can be completed whether or not the Harbor stockholders approve the amendment proposal. However, unless the Harbor stockholders have first approved the acquisition proposal at the meeting, Harbor will not present the amendment proposal at the meeting. This is because approval by Harbor stockholders of the acquisition proposal is necessary for the acquisition to be completed, and because the proposed amendment and restatement of Harbor's certificate of incorporation described in the amendment proposal (which will change the name of Harbor to "Elmet Technologies Holdings, Inc." and delete Article V which is relevant only prior to Harbor's completion of a business combination) will become effective only upon completion of the acquisition.

Information About Elmet Technologies, Inc., page [100]

82.
Affirmatively identify all of the institutional investors referenced in the [third] paragraph of page [100]. Affirmatively identify all connections, relations, and affiliations with officers and directors of HAC.

RESPONSE:    The disclosure on page 100 has been revised to respond to the staff's comment.

83.
We note the disclosure in the [third] paragraph on page 100 that Elmet is the result of a management buyout of a business from Philips Electronics. We also note your disclosure on page [101] that Elmet is organized into two business sectors:

    •
    Purchased Products, for which Philips resales constitute 97% of total revenues, and

    •
    Manufactured Products, for which Philips appears to be a major customer.

Further, we note the disclosure on page [105] that: "Elmet historically has been successful in passing along increases in raw material prices to its customers; however. it must generally also pass along decreases in raw material prices to its customers." (emphasis added).

Please disclose in the [last] paragraph on page [100-101] the total revenues generated by each business sector, the percentage of Manufactured Products and Purchased Products revenues generated by transactions to or from Philips, any of its related entities, and any entities related or connected to officers and directors of HAC.

Additionally, please disclose the sum of both categories as a percentage of total Elmet revenues.

RESPONSE:    Page 101 now includes a table that sets forth the total sales for each of the manufactured products and purchased products segments. Harbor respectfully suggests that quantification of the business relationship with Philips is not necessary for a Harbor stockholder to understand the Philips relationships. For example, existing disclosures in the proxy statement on pages 32 and 102 clearly describe the significance of Philips as a customer of the manufactured products business. However, this significance is diminishing as Elmet further broadens its efforts to develop new commercial relationships. Finally, existing disclosure on page 104 discusses the purchased product (product resale) relationship with Philip Lighting and discloses that the purchased product sales consist of the resale of Philips products to end users. Accordingly, Harbor respectfully submits that a Harbor stockholder is being provided with substantial disclosure regarding the history, nature and extent of the relationship with Philip Lighting in order to make an informed decision in connection with the approval of Harbor's proposed acquisition of Elmet.

84.
We note your disclosure on page [100] that "Elmet estimates that the global market for refractory metals is approximately $1 billion." In the same location, provide the basis for such estimate, disclose whether such market corresponds to what you describe as Elmet's line of business ("one of the world's few "fully-integrated" specialty metals manufacturing companies, employing a team consisting of metallurgists, engineers and operations personnel experienced in working with specialty materials"), and disclose the approximate percentage of such global market that Elmet possesses.

RESPONSE:    The disclosure on page 91 of the original proxy statement regarding Elmet's estimates of the global market for refractory metals was based on a number of factors, including the depth of experience and understanding that members of Elmet's management have regarding the global market for refractory metals, surveys of the publicly available information for several of Elmet's refractory metals competitors, including sales data, Elmet's understanding of the capital equipment and technical knowledge that is needed to compete in the refractory metals industry, and Elmet's understanding of the supply alternatives for its refractory metals customers. The inclusion in the proxy statement of a detailed description of this analysis would far outweigh the intent of the original disclosure, and, as a result, the original disclosure has been deleted.

85.
We note the disclosure on page [103] with respect to sales of tungsten and molybdenum powder. Please disclose the relevance to Elmet's operations. It is unclear if Elmet engages in such sales activities in addition to sales of component parts made from such powders.

RESPONSE:    The disclosure on page 91 of the original proxy statement regarding the increases in the shipments of tungsten and molybdenum powder was intended to demonstrate the belief of Elmet's management that such increases have a corresponding effect of resulting in an increase in demand for refractory metals products that are manufactured with such raw materials. However, in light of the staff's comment and the fact that Elmet does not engage in any material resale of tungsten and molybdenum powder, the original disclosure has been deleted.

86.
We note the disclosure on page [105] with respect to end markets for purchased products. Identify the top ten customers of Element's purchased products and affirmatively note those that are related to Philips and any entities related or connected to officers and directors of HAC.

RESPONSE:    Harbor respectfully submits that identifying the top 10 customers of the purchased products segment as requested is not required under the Commission's rules and regulations. Harbor understands, based upon information from Elmet, that no customer of the purchased products segment accounts for 10% or more of Elmet's consolidated revenues, the level at which the identity of such customers would be required pursuant to Section 101(c)(iv) of Regulation S-K. Harbor confirms that none of Elmet's purchased products customers are related to or connected with Harbor.

Please provide equivalent disclosure with respect to Manufactured Products, both in terms of customers and affiliations.

RESPONSE:    The carryover sentence on pages [103-104] now discloses that Philips is the only customer of the manufactured products segment that accounts for sales of 10% or more of Elmet's consolidated revenues. Accordingly, Philips has been added as a customer the sales to which require disclosure pursuant to Section 101(c)(iv) of Regulation S-K. None of Elmet's manufactured products customers are related to or connected with Harbor.

87.
Please revise to disclose the material terms of your supply and other agreements with Philips and confirm your understanding that they are material agreements that will be filed as exhibits upon completion of the acquisition.

RESPONSE:    Page 104 of the proxy statement now includes a discussion of the material terms of the filament supply agreement pursuant to which Elmet supplies and sells to Philips Lighting light bulb filaments and the resale product supply agreement pursuant to which Elmet buys certain products from Philips Lighting for resale by Elmet in accordance with the descriptions included on pages F-18 and F-37. Harbor confirms that to the extent such agreements constitute material agreements that require filing under Item 601(b)(10) of Regulation S-K, which Harbor anticipates will be the case, Harbor will file such agreements with the Commission subject to requests for confidential treatment of certain portions.

Management's Discussion and Analysis, page [129]

88.
Revise to include a management discussion and analysis for Harbor Acquisition Corporation in accordance with Item 303 of Regulation S-K.

RESPONSE:    Pages 129 through 131 of the proxy statement now include a Harbor management's discussion and analysis of financial condition and results of operations.

89.
We note the disclosure in your Form S-1 and your proxy that, although the company seeks to have all vendors, prospective target businesses or other entities it engages execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust, there is no guarantee that they will execute such agreements. Please revise here and where appropriate to update your efforts in this regard for Elmet, Houlihan, Bank of America and any vendors or other entities you have engaged since the IPO.

RESPONSE:    Page 127 of the proxy statement has been revised to provide further information about the extent to which Harbor has obtained waivers for claims against the trust account from Elmet, Houlihan and Harbor's other significant potential creditors. In this regard, Harbor has not sought to obtain such a waiver from Bank of America in part because, as described on pages 82 and 83 of the proxy statement, Harbor will not borrow any funds from (or incur any other significant obligations to) Bank of America unless and until the acquisition is completed (in which event the proceeds of the trust account will be used to finance the acquisition and Harbor will not be dissolved).

90.
We also note disclosure that the company's directors severally agreed that they will be personally liable to ensure that the monies in the trust are not reduced by the claims of target businesses or vendors or other entities that are owed money by HAC for services rendered, contracted for or products sold to HAC. Similarly revise to identify the expenses incurred to date and possible future obligations, such as the $3 million termination fee, for which the officers and directors are or will be liable, and identify those expenses and possible future obligations for which they are or will not be liable.

RESPONSE:    Two sentences have been added to the third paragraph on page 125 describing the expenses which Harbor has incurred through December 31, 2006 and Harbor's expectations concerning its ability to pay all of Harbor's expenses through completion of the acquisition from the $1,850,000 of interest on the trust account which is permitted to be used for this purpose. Harbor notes that, for two reasons, Elmet or the Elmet stockholders would never bring a claim against the trust account for the $3.0 million termination fee which is potentially payable by Harbor under the Acquisition Agreement. First, as described in the carryover sentence on pages 78-79, the termination fee would be payable only if Harbor's acquisition of Elmet does not close for one of the reasons there specified (most likely, a failure by the Harbor stockholders to approve the acquisition) but Harbor nevertheless completes a business combination with another entity. Under those circumstances, Harbor would have completed a business combination within the time permitted by Harbor's certificate of incorporation and therefore would not be dissolving and distributing the amount in the trust account to its public stockholders; rather, Harbor would have released the funds now in the trust account in connection with the completion of that other acquisition. Second, as described in the response to comment no. 89 above, Elmet and the Elmet stockholders have agreed in the Acquisition Agreement to waive any claims they might have against the trust account under any circumstances.

91.
Please revise to clarify the company's obligation to bring claims against the directors to enforce such obligations.

RESPONSE:    A sentence has been added on page 127 of the proxy statement describing Harbor's obligation to bring suit against the three specified Harbor directors if they should fail to honor their reimbursement obligations.

Results of Operations, page [116]

92.
Revise your disclosure on the bottom of page [116] to include an expanded discussion of the improved product mix and addition of three significant new customers in the year ending December 31, 2005. Include in this discussion the total increase in revenues due to these changes as well as due to the increased selling prices. Also discuss whether the new customers purchased manufactured or purchased products and the underlying reason for the increase in new customers.

RESPONSE:    The disclosure on page 116 now provides the specified information.

93.
In the second to last paragraph on page [119] you state "[p]rior to 2004, Elmet did not accrue any expense." Revise to clarify whether the company had no expenses to accrue or whether you recorded expenses on a cash basis. We may have further comments on this upon review of your response.

RESPONSE:    The increase in accrued expenses resulted from changes from the opening balance sheet established in connection with the acquisition from Philips Lighting. Accordingly, reference to pre-2004 accrual practices have been deleted as such periods are not included in Elmet's reported financial results.

Liquidity and Capital Resources, page [120]

94.
On the bottom of page [30] you state you anticipate making significant upgrades to your equipment and technology and anticipate investing approximately $14.0 million in the aggregate during 2007, 2008 and 2009. Revise to provide the disclosures required by Item 303(a)(2) of Regulation S-K.

RESPONSE:    Although Elmet anticipates making these investments, Elmet does not have any material commitments that would require disclosure pursuant to Item 303(a)(2) of Regulation S-K.

95.
You state there was $4.6 million outstanding on the line of credit as of October 1, 2006. According to the financial statements on this date, $5.6 million was outstanding on the line of credit. Please reconcile and revise as necessary.

RESPONSE:    The disclosure on page 120 now corrects this inconsistency.

96.
We note the statement on page 120 that "[i]f Elmet were to continue as an independent company, it would likely take similar actions in the future." Please revise to quantify current cash on hand and cash requirements for the next 12 months. Disclose the current payments to be made on all outstanding debt should this transaction not proceed.

RESPONSE:    If Elmet were to continue as an independent company, principal payments on Elmet's outstanding debt over the next 12 months would be $5.3 million and Elmet would expect to pay the existing declared but unpaid dividend to its chief executive officer and principal stockholder of $1.5 million subject to compliance with the requirements of its existing credit agreement. Page 120 of the amended proxy statement now provides this information.

Contractual Obligations, page [122]

97.
We note dividends payable and other long-term liabilities on the balance sheet. In accordance with Item 303(a)(5) of Regulation S-K, revise to present other long-term liabilities in your table of contractual obligations where material.

RESPONSE:    Page [122] now adds the dividend payable to the table of contractual obligations. The other long-term liabilities on the October 1, 2006 balance sheet do not arise from contractual obligations, and no additional disclosure regarding them has therefore been added.

Critical Accounting Policies, page [122]

98.
Revise the accounts receivable disclosure to discuss the nature of the critical accounting estimates and assumptions affecting the account. These estimates and assumptions may relate to any highly uncertain matters or matters highly susceptible to change and the impact of these estimates and assumptions on financial condition and operating performance. You may refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V, Critical Accounting Estimates.

RESPONSE:    Page 122 has been revised to add the specified information.

Directors and Executive Officers, page [132]

99.
Please revise to disclose whether or not you anticipate entering employment agreements with individuals other than Messrs. Jensen and Miller. If you do anticipate entering such agreements, please revise risk factors to disclose that those individuals will receive compensation following the acquisition, and that the shareholders will not be made aware of the terms of compensation arrangements until after the acquisition is completed.

RESPONSE:    A sentence has been added on page 137 of the proxy statement clarifying that Harbor anticipates Elmet will have no employment agreements with any of its officers other than Mr. Jensen and perhaps Mr. Miller.

Beneficial Ownership of Harbor Securities, page [138]

100.
Please revise to disclose the natural persons who hold the voting and dispositive powers associated with securities attributed to entities.

RESPONSE:    Pages 138-139 have been revised to describe such natural persons to the extent that information was stated in the reports filed by the respective entities with the Commission which are described on that page.

101.
Please advise us of the reasons for the different holdings of officers and directors in this table compared to the Principal Stockholders table in the Form S-1. Advise us of any purchases in the aftermarket by these individuals.

RESPONSE:    The different holdings of Harbor's officers and directors in this table compared to in the similar table in Harbor's final prospectus dated April 27, 2006 reflect the sale (as described on page 141 of the proxy statement) to Mr. Cady, a Harbor director who joined the board after April 2006, by Grand Cru Management, LLC and Messrs. Hanks and Dullum of certain Harbor shares they owned in April 2006. The changes do not reflect any after-market purchases.

102.
Please revise the last paragraph on page [139] to identify the "[c]ertain" initial stockholders and quantify their individual warrant holdings.

RESPONSE:    Pages 140 and 142 have been revised to show the initial stockholders (or their affiliates) who purchased an aggregate of 2.0 million Harbor warrants in the private placement in April 2006.

Certain Relationships and Related Transactions, page [141]

103.
Please revise the [first] full paragraph on page 143 to quantify the amount of out-of-pocket expenses incurred by officers and directors to date.

RESPONSE:    The first full paragraph on page 143 has been revised to quantify the amount of out-of-pocket expenses incurred by Harbor's officers and directors (and reimbursed by Harbor) through December 31, 2006.

104.
Please revise the first bullet point on page 143 to identify the individuals and describe and quantify the interests that accrue from each person's direct and indirect holdings of Elmet. For example, identify and quantify any past and anticipated dividends, common stock repurchases, warrant or preferred stock conversions, director's fees, and other payments by or arrangements with Elmet. Your revised disclosure should also identify and quantify any participation by the individuals, or private equity firms with which they are affiliated, in the January 2004 buyout of Elmet's predecessor entity.

RESPONSE:    Page 143 has been revised to provide the specified information.

105.
Please revise the carryover bullet point on pages [143] to [144] to quantify the market value of common shares underlying the warrants.

RESPONSE:    The carryover bullet point on pages 143 and 144 has been revised to quantify the market value of Harbor common shares underlying the warrants.

Financial Statements, page F-3
Statement of Operations, page F-4

106.
Disclose the nature and amount of the major components of selling, general and administrative expenses in a note or state them separately on the statement of operations for all periods presented.

RESPONSE:    The requested disclosure has been added as new notes 17 and 13 to the financial statements on pages F-21 and F-37.

Statement of Cash Flows, page F-6

107.
We note you are reporting the change in accounts receivable and inventory as net on this Statement. Revise to separately report the valuation allowance and reserve for excess and obsolete inventory, respectively, as adjustments to reconcile net (loss) income to net cash provided by operating activities.

RESPONSE:    The requested information has been added to the Statement of Cash Flows on page F-6.

108.
We note the principal payments and proceeds from issuance of long-term debt on this Statement. On pages F-10 and F-11 it appears a note in the amount of $5,158,652 was paid in full during 2005 and monthly payments on various other notes were also made throughout the year. Also, it appears you obtained cash of at least $22 million from notes payable originated during 2005. Please reconcile these apparent payments and receipts to the amounts reported as principal payments ($2,277,699) and proceeds from issuance of long-term debt ($19,406,680) on the statement of cash flows.

RESPONSE:    The following sets forth a reconciliation of various long-term debt items set forth in Elmet's financial statements and footnotes.

Long-term debt at December 31, 2004 (per page F-11)	17,717,041
Additional borrowings	23,500,000
Repayment of subordinated debentures	(5,357,000)
Payments on other long-term debt (per Statement of Cash Flows)	(2,277,699)
Debt refinanced (noncash activity in Statement of Cash Flows)	(4,093,320)

Long-term debt at December 31, 2004 (per page F-11)	29,489,022

Additional borrowings per above	23,500,000
Amount used to refinance old debt (per above)	(4,093,320)

Proceeds from issuance of long-term debt per Statement of Cash Flows	19,406,680

Business Description and Acquisition of the Company, page F-7

109.
We note the goodwill recorded as a result of your acquisition of Phillips. Please tell us how you determined the excess purchase price was to be recorded as goodwill instead of as identified intangible assets. Tell us if you used a third party valuation firm. Refer to paragraph 39 and A10-A28 of SFAS 141.

RESPONSE:    In the application of SFAS 141 to the acquisition, more than ninety-four percent of the total acquisition cost was allocated to current assets and tangible assets, for which Elmet used a third-party appraisal firm. Given that the costs allocable to intangible assets were less than six percent of the total cost of the acquisition, Elmet determined that the costs that would be incurred in further identification and valuation were not justified in view of the immateriality of the residual costs.

However, to assist the staff in understanding the components of the tentatively identified intangible assets (based on the examples in paragraph A14 of SFAS 141), Elmet has provided the following discussion:

Employment Contract with John S. Jensen

Concurrent with the acquisition, Elmet entered into an employment contract with John S. Jensen, President and Chief Executive Officer. This was a de novo contract created between Elmet and Mr. Jensen at the acquisition date. Section 8 of the contract contains a provision that subjects Mr. Jensen to a non-competition, non-solicitation and non-interference obligation for a period of two years from his termination of employment. Even if a generous allocation of one year's salary were attributed to this contractual element, the amount was immaterial. In addition, since the benefits may inure to Elmet in future periods, and the timing is uncertain, the amortization of the allocable costs either would be spread over a substantial number of years or would be so far into the future as to further dilute the materiality of this item even further. Accordingly, it was determined that the allocation of acquisition costs to this asset was immaterial.

Customer Related Intangibles

Notwithstanding the sales contract with Philips, Elmet does not normally enter into sales contracts with its customers. The incidence of long-term sales contracts in the normal course of business is therefore insignificant. However, Elmet does have a list of customers. In assessing whether an allocation to the customer list was appropriate, the determination was made that due to the extremely long-lived nature of the customer relationships, an allocation to this asset would not be materially different than an allocation to goodwill.

Sales Contract with Philips

The only significant sales contract that appeared that it could potentially represent substantial value was the sales contract with Philips. Elmet evaluated that possibility and determined that no value should be assigned to it for the following reasons:

  •
  The sales prices of the products identified in the supply agreement (which were to be sold to Philips) were based on a 7.4% initial margin, calculated using the standard cost determined on the date of inception, December 31, 2003. The sales prices of those items identified were to be reduced annually by 2.5% on each anniversary date of the effective date of the agreement (December 31, 2003) resulting in even lower profit margins (relative to the standard cost determined at December 31, 2003) in subsequent years.

  •
  The standard costs developed were based on the December 31, 2003 standards and the sales prices for the products were not to be readjusted in subsequent years for any increases in costs associated with inflation (i.e. labor rate increases, material price increases, increases in overhead, etc.).

  •
  The sales prices did not include any consideration for selling, general and administrative costs that would be associated with selling the products.

  •
  The agreement was intended to provide recurring business during Elmet's transition from operating as a division of Philips, with its abundant resources, until Elmet established its own customer base (primarily by focusing on expanding the more profitable refractory metals product lines).

  •
  Coil products are primarily sold to Philips. Elmet generates the majority of their profit from their (custom) refractory metals products. In 2006 (the third year of the supply agreement), several of the coil products had negative profit margins as a result of the annual reduction in selling prices and increased costs, primarily due to the market prices of molybdenum and tungsten. In addition, Elmet has not generated significant cash flow from this supply agreement in the past three years.

Ultimately, the net present value of future cash flows generated under this agreement was deemed insignificant as a result of the above considerations. Therefore, no formal valuation was performed as the value of the supply agreement was expected to be insignificant.

Registered Trade Names

Elmet acquired the trademark "Elmet" as part of the acquisition from Philips. Since the amortization of the costs (if any) allocated to the trademark would be amortized over a very long period of time, if amortizable at all, an allocation to this asset would not be materially different that an allocation to goodwill.

110.
Revise to include all of the disclosures required by paragraphs 51-55 of SFAS 141.

RESPONSE:    Elmet believes that the current footnote disclosures to its financial statements fulfill the requirements of paragraphs 51-55 of SFAS 141 as more fully described below:

Par. 51:

  (a)
  The name and brief description of the acquired entity (business) is disclosed. No disclosure of the voting equity interest acquired is required as the acquisition was an acquisition of assets.

  (b)
  No disclosure of the primary reasons for the acquisition is required as this was a management-led buyout and no strategic reasons for the acquisition existed.

  (c)
  There are no results of the acquired entity (business) pre-acquisition included in the combined entity financials. The footnote disclosure specifies that the acquisition was effective January 1, 2004, the first day of the first period presented.

  (d)
  The cost of the acquired entity (business) is included in the footnote.

  (e)
  A condensed balance sheet describing the amount assigned to each major asset and liability aspect is included in the footnote.

    (f)
    There are no contingent payments, options or commitments requiring disclosure.

    (g)
    No purchased research and development was acquired and written off.

    (h)
    Not applicable.

Par. 52:

  (a)
  Not applicable as no intangible assets are subject to amortization.

  (b)
  The only intangible asset for which value is assigned is goodwill and such asset is disclosed.

  (c)
  (i) The footnote discloses that goodwill will not be deductible for tax purposes.

  (ii) The entity (Elmet) was deemed to be the lowest possible reporting unit for purposes of assigning goodwill. Accordingly, no goodwill is assigned to individual segments.

Par. 53:    Not applicable

Par. 54:    No additional disclosure is required as the acquisition occurred effective January 1, 2004, the beginning of the period presented in the 2004 statement of operations.

Par. 55:    Not applicable.

111.
We note the discussion of consigned inventory from your suppliers on page [105] and [115]. Revise to disclose your accounting policy for consigned inventory in the notes to the financial statements.

RESPONSE:    The disclosures on pages F-8 and F-28 have been revised to include the specified additional information.

Property, Plant and Equipment, page F-8

112.
We note your disclosure stating the fixed assets have useful lives of three to 25 years. Revise to disclose the useful lives of the assets for each fixed asset category reported on the face of the balance sheet.

RESPONSE:    The disclosures on pages F-8 and F-28 have been revised to include the specified additional information.

Revenue Recognition, page F-9

113.
Revise to disclose how and when you meet the four criteria outlined in SAB Topic 13 for recognizing revenue for each revenue-generating activity.

RESPONSE:    The disclosure on page F-9 has been revised to include the specified additional information.

Note 6—Interest Rate Swaps, page F-12

114.
Revise to disclose whether your interest rate swaps are considered fair value or cash flow hedges and provide the disclosures required by paragraphs 45 of SFAS 133.

RESPONSE:    Elmet believes the disclosures required by paragraph 45b of SFAS 133 are inapplicable to Elmet since management has elected to pass the changes in the fair value of the interest rate swaps directly through earnings. This is disclosed in the "Interest Rate Swaps" policy note on page F-8. The disclosure requirements in paragraph 45b are directed towards "derivative instruments that have been designated and have qualified as cash flow hedging instruments." These swap instruments do not qualify as cash flow hedges since management did not elect to do so and the proper hedging documentation was not in place as of the contract dates. In paragraph 44, it states, "For derivative instruments not designated as hedging instruments, the description shall indicate the purpose of the derivative activity." We have noted this purpose in current disclosure in Note 6 where it states, "The Company utilizes such agreements to effectively lock in fixed interest rates and hedge against the risk of rising interest rates on LIBOR based loans."

Note 11—Capital Stock and Warrants, page F-15
Acquisition, page F-15

115.
We note the 11,872,000 shares of common stock issued for no cash consideration to the chief executive officer and certain third parties in connection with the acquisition. Please tell us how you determined the value of the common stock. Tell us how you considered EITF 96-18 and SFAS 123 in computing the value of the common stock. Tell us the purpose for the issuance of the common stock and explain to us your accounting treatment for the debit side of the entry. Although no cash consideration was received in exchange for the common stock, it is not clear why compensation expense was not recorded for the fair value. If you consider the fair value of the common stock to be nominal on the date of issuance, please explain the basis for this conclusion, considering the simultaneous acquisition with the operating company.

RESPONSE:    Prior to the acquisition effective January 1, 2004, Mr. Jensen was a vice president at Philips and the head of two business units located in Lewiston, Maine. Mr. Jensen, with financing from several institutional investors and a regional bank, negotiated a management leveraged buyout with Philips. The total purchase price of approximately $29.5 million (includes assumed liabilities) was financed by the issuance of subordinated debentures with stock purchase warrants and convertible, redeemable preferred stock to the institutional investors in exchange for $8.5 million and $5 million, respectively. In addition, $16 million of senior debt was received from the regional bank. As part of the transaction, 11,872,000 shares of common stock were issued to Mr. Jensen and certain third parties for no cash consideration. Assuming the enterprise value was equal to the purchase price on day one (based on the fact that the transaction was an arm's-length transaction between two willing parties, one of which was a global corporation that had made a decision to divest these two business units), the common stock had no value on day one after the debt and redeemable preferred stock were deducted from the enterprise value. This conclusion was supported by the liquidation preference and redemption features of the preferred stock and the warrants with their put features. In essence, there was then no reasonable expectation of current fair value to the non-warrant holder common stock, as the holders of the putable warrants and preferred stock would seek to redeem their entire interests prior to the non-warrant common stock deriving any benefit. The put feature of the warrants, available after five years, was based on a multiple of six times trailing 12 months EBITDA. It appeared at the time that the multiple of six was in excess of the current market based upon the value and EBITDA multiple of this transaction as of January 1, 2004 and reflected additional preference premium. Elmet concluded that this put preference consumed the balance of any remaining equity value (after the preferred stock) as of the formation of Elmet.

        Therefore, the entry was a credit to common stock for the legal par value of $.01/share, or $118,720 (11,872,000 at $.01/share) and the offsetting credit was to "discount on common stock", which was later reclassified into retained earnings. The debit to "discount on common stock" was in accordance with the AICPA Technical Practice Aid, Technical Questions and Answers (Nonauthoritative), Section 4110 (Issuance of Capital Stock), paragraph .02.

116.
Revise to disclose the specific redemption provisions and other significant terms and conditions of the preferred stock and, if mandatorily redeemable, explain how you analyzed the preferred stock under SFAS 150.

RESPONSE:    Elmet has revised the disclosure to include the redemption provisions and other significant terms and conditions of the preferred stock prior to the redemptions and conversions that took place during 2005. As background, all of the significant terms and provisions of the preferred stock were disclosed in the 2004 financial statements. However, in 2005, all of the preferred stock was either redeemed or converted and the disclosure did not seem relevant for the 2005 financial statements. As noted above, this disclosure has been added back. Elmet analyzed the preferred stock under SFAS 150 as described below.

        As of December 31, 2004, Elmet's preferred stock was redeemable at any time after the sixth anniversary of issuance (December 31, 2009), at the option and written election of at least 70% of the holders. Since the preferred stock was redeemable at the option of the holder, it fell outside of the scope of SFAS No. 150 since SFAS 150 relates to instruments providing for an unconditional obligation to redeem at a specific or determinable date or upon an event that is certain to occur. This is also stated in the EITF deliberation on March 17-18, 2004 within EITF D-98. In addition, the preferred stock was convertible into Elmet's common stock at any time. Paragraph A9 of SFAS No. 150 states as long as an instrument is convertible into common stock, it is considered to be conditionally redeemable, contingent upon the holder's not exercising its option to convert into common shares. Conditionally redeemable financial instruments are presented as liabilities only if the event occurs, the condition is resolved, or the event becomes certain to occur. In this case, the condition is satisfied when it is known with certainty that the holders of the preferred stock will not exercise their rights to convert into common stock. Elmet concluded that presentation of Elmet's preferred stock within the equity section of the balance sheet as of December 31, 2004 was appropriate.

117.
In the last paragraph of page F-15, you state the preferred stock dividends are cumulative. However, under the section titled "Acquisition" you state the dividends are participating, Please revise to provide consistent information throughout the document.

RESPONSE:    Elmet has revised the disclosure to add the term, "cumulative" when describing the Preferred Stock in the "Acquisition" section of Note 11 on page F-15.

Warrants, page F-[17]

118.
We note your disclosure stating you adopted SFAS 150 effective January 1, 2005. Refer to paragraph 29 of SFAS 150 and explain to us why this Statement was not yet adopted as of December 31, 2004. We may have further comments upon review of your response.

RESPONSE:    The 2004 financial statements have been restated to implement SFAS 150 effective January 1, 2004.

119.
Provide us with a copy of the Securities Purchase Agreement effective January 1, 2004.

RESPONSE:    Harbor is providing, as requested, to Mr. Zitko as supplemental material a copy of the Securities Purchase Agreement and the two amendments thereto.

120.
Please explain in detail your accounting for these warrants, including the initial sale, each subsequent transaction to repurchase the warrants, and other related entries. We note the warrants are redeemed based on the "estimated fair value of the equity of the Company, which is based on a formula defined in the warrant agreements." Please provide us with a copy of this warrant agreement.

RESPONSE:    The following describes in detail, as requested, the accounting for the warrants prior to the restatement of the 2004 financial statements in response to the staff's comments. As stated in the response to comment no. 118, Elmet did not initially adopt SFAS No. 150 in 2004 as required by SFAS No. 150 and Elmet has restated its financial statements to comply with SFAS No. 150. Elmet has added additional disclosure to the "Warrants" section of Note 11, "Capital Stock and Warrants", which describes the revised accounting for such warrants. In light of such restatement, Elmet believes that a response to the staff's request for a detailed explanation of the accounting for the warrant transactions is not necessary. However, Harbor and Elmet have included the detailed explanation below as requested by the staff. Finally, Harbor is providing to Mr. Zitko as supplemental material a sample copy of one of the warrants.

Accounting for Warrants (Prior to Revisions to Adopt SFAS No. 150 as of 1/1/04)

        In conjunction with the issuance of subordinated debentures on December 31, 2003, warrants were issued convertible into 3,128,000 shares of common stock. A value of $4,123,000 was assigned to the warrants and they were presented within the equity section of the balance sheet. The value was determined based on the value of the put feature, which was based on a formula included in Section 5(a) of the warrant agreement. Section 5(a) basically stated the holders had the option, at any time after December 31, 2008 (or earlier if certain events occur), to put the instruments back to Elmet for a cash payment equal to the greater of: A) Fair Market Value as determined by mutual agreement of Elmet and the holder, or failing such mutual agreement, by an appraisal, excluding control and marketability discounts, if any, conducted by a reputable appraiser or investment banker chosen by the holder of the warrant. or B) six times Elmet's EBITDA for the most recently completed 12 calendar months, less funded debt outstanding, plus cash and cash equivalents.

        Given the actual EBITDA multiple reflected by this transaction at the consummation date, Elmet based the value of the put feature on the second option (six times the estimated EBITDA for the year ended December 31, 2003), which resulted in a calculated value of $1.32/share and $4,123,000 in total. The resulting amount was broken out of the carrying value of the subordinated debentures with an offsetting debit to debt discount. Based on the value of the warrants as of December 31, 2004 of $5,344,500, which was calculated in accordance with the formula included in the warrant agreements, the increase in the fair value of the warrants of $1,221,500 during 2004 was recorded as a direct charge to retained earnings, as there was no additional paid in capital to offset against.

        Elmet adopted SFAS No. 150 effective January 1, 2005 and wrote its warrants up to full estimated fair value as of that date based on the price per share Elmet actually paid certain private equity investors which redeemed their warrants on January 15, 2005. The private equity group redeemed 814,016 shares for $2,350,000 ($2.89/share). Elmet applied this value per share, less the $.01/share exercise price, to the 3,128,000 outstanding warrant shares on January 1, 2005. This resulted in a value of approximately $9,009,000 on that date. The difference in calculated values between 12/31/05 and 1/1/05 was approximately $3,664,500. A cumulative effect adjustment from a change in accounting principle of $3,688,829 was recognized on January 1, 2005 as a result of adopting SFAS 150. The difference of approximately $24,000 was not deemed material and the reason for the difference is due to the actual redemption amounts explained below. As part of the adoption of SFAS 150, Elmet also reclassified the warrants to the liabilities section of the balance sheet. On September 1, 2005, Elmet redeemed another 1,735,488 warrants for $6,683,329 ($3.85/share). After the warrant redemptions that occurred on January 15, 2005 and September 15, 2005, the warrants liability carrying value was reduced to zero ($5,344,500 + $3,688,829—$6,683,329—$2,350,000). After these redemptions, there were warrants convertible into 578,496 shares of common stock still outstanding. Based on the September 1, 2005 redemption price, the remaining warrants had a value per share of $3.85, which translated into a value of $2,227,000 as of December 31, 2005. Under SFAS No. 150, changes in the fair value of putable warrants are reflected in the statement of operations. Therefore, Elmet classified the $2,227,000 increase in warrant value in the 2005 statement of operations.

        The entries for all of this activity are summarized below:

1/1/04 (inception date)
Debt discount (subdebt)	$4,123,000
Common stock purchase warrants (equity)		$4,123,000

To allocate a portion of the subdebt proceeds to detachable warrants based on the initial calculated value of the warrants.

12/31/04
Retained earnings	$1,221,500
Common stock purchase warrants (equity)		$1,221,500

To record the increase in fair value of the warrants during 2004.

1/1/05
Common stock purchase warrants (equity)	$5,344,500
Common stock purchase warrants (liability)		$5,344,500

To reclassify warrants as a liability under SFAS 150.

1/1/05
Cumulative effect of change in accounting principle	$3,688,829
Common stock purchase warrants (liability)		$3,688,829

To record the cumulative effect on prior years of adopting SFAS 150.

1/15/05
Common stock purchase warrants (liability)	$2,350,000
Cash		$2,350,000

To record the redemption of warrants for 814,016 shares of common stock for cash.

9/15/05
Common stock purchase warrants (liability)	$6,683,329
Cash		$6,683,329

To record the redemption of warrants for 1,735,488 shares of common stock for cash.

12/31/05
Change in fair value of common stock warrants (expense)	$2,227,000
Common stock purchase warrants (liability)		$2,227,000

To record adjustment up to fair value at 12/31/05 for the remaining outstanding warrants for 578,496 shares of common stock.]

121.
It does not appear you have recorded the change in fair value of the common stock purchase warrants in the statement of operations as of October 1, 2006, in accordance with EITF 00-19. Please revise to restate your financial statements or explain to us why there was no apparent change in fair value during these periods.

RESPONSE:    Elmet is required to reflect the common stock purchase warrants at their fair value in the financial statements, as prescribed by EITF 00-19, because the warrants contain a cash settlement alternative. The agreements state that warrants can be put back to Elmet for a cash settlement, based on the greater of (a) a formulaic price, as set forth in the agreement, or (b) the fair market value as determined by mutual agreement of Elmet and the warrant holder, or by an appraisal. The formulaic value of the warrants, calculated by Elmet, as of October 1, 2006 approximated the value of the warrants as of December 31, 2005. Therefore, no adjustment to the value of the warrants was required in the financial statements for the nine month period ended October 1, 2006.

Note 14—Subsequent Events, page F-[18]

122.
Please revise MD&A to discuss the March 20, 2006, Settlement Agreement. Discuss the terms and conditions of the agreement and the accounting treatment of the related amounts. Discuss the estimates and assumptions underlying your reserves and quantify the potential "significant impact" on your future results of operations. Revise the discussion of accounts receivable in MD&A to discuss the amounts owed from this customer, their age as of October 1, 2006, and the factors considered in determining the reserve for the amounts as of that date.

RESPONSE:    Pages 114-115 and 119 have been revised to provide the specified information.

Note 16—Operating Segments and Related Information, page F-[20]

123.
Revise to provide all of the disclosures required by paragraphs 25.28 of SFAS 131. Also, it appears the total net income reported in the notes to the interim financial statements on page F-[36] does not agree with the net income reported in the statement of operations on page F-22. Please reconcile these amounts and revise as needed.

RESPONSE:    The disclosures on pages F-20 and F-36 has been revised to include the specified additional information.

Reclamation and Remediation

124.
We note your discussions throughout the non-financial portion of document related to environmental remediation and compliance costs. On page [109] you state that Philips has agreed to indemnify you for environment costs, penalties and liabilities related to pre-closing environmental matters. However, the amount of an environmental liability should be determined independently from any potential claim for recovery, and an asset relating to the recovery should be recognized only when realization of the claim for recovery is deemed probable. Also, it appears you may incur costs related to reclamation and remediation post-closing. Revise to discuss your potential environmental remediation obligations, with separate discussion of potential recovery from Philips. Tell us how you determined the amount of any recognized liability or discuss how you concluded no liability was necessary. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

RESPONSE:    Elmet evaluated its potential environmental remediation exposure in light of the requirements of SFAS 5, SAB Topic 5Y and SOP 96-1 in connection with the preparation of its financial statements and determined that neither an accrual nor footnote disclosure was required under the circumstances. Elmet agreed to acquire its Lewiston, Maine, facility from Philips Lighting effective January 1, 2004. In connection with this acquisition, certain environmental conditions were identified and Philips agreed to assume responsibility for any costs associated with such conditions. Philips has assumed full responsibility for all such conditions identified at the time of the acquisition, is controlling evaluation of these conditions and the development of remediation plans, is controlling all interactions with governmental agencies pertaining to such conditions and is hiring all contractors related to such evaluation and remediation. Except for the conditions identified at the time of the acquisition from Philips, no additional material conditions have been identified. Furthermore, Elmet is in compliance with all its various environmental permits and with local regulatory requirements and has determined that, although there is always a potential for additional environmental exposure from the specialized manufacture of highly engineered components using molybdenum and tungsten, no loss contingency exists that requires either accrual or disclosure in Elmet's financial statements.

Product Liability

125.
We note your disclosure related to product liability risks on page [34]. Revise the notes to the financial statements to discuss whether you encounter product liability in the ordinary course of business and the nature of the exposure. Disclose any liabilities recorded in the financial statements. Also, discuss how your accounting treatment complies with SFAS 5, and SAB Topic 5Y.

RESPONSE:    The risk factor disclosure noted in comment No. 125 is intended to inform the reader of a potential risk inherent in producing products that are incorporated into other products. Although Elmet carries product liability insurance, Elmet does not encounter product liability in the ordinary course of its business and in fact has not encountered any product liability since the commencement of Elmet's operations on January 1, 2004. Elmet represents to its customers that its products will conform to their specifications. Accordingly, Elmet has determined that footnote disclosure in its financial statements with respect to this potential risk is not required. Disclosure of the potential risk of product liability in Elmet's footnotes is not required as such risk either does not represent a loss contingency as defined in Paragraph 1 of SFAS 5 or, if a loss contingency, such risk does not require footnote disclosure in light of the last sentence of Paragraph 10 of SFAS 5. Moreover, in light of the fact that Elmet has concluded that no footnote disclosure is required under SFAS 5 for the potential risk that product liability claims may arise in the future, Elmet also believes that Question 2 of SAB Topic 5Y would not be applicable. Finally, because product liability exposure has not been present historically in Elmet's business, but rather such exposure has been discussed as a potential risk in the future (without including any prohibited mitigating language in such risk factor to the effect that no such claims have been asserted), Elmet believes that it has provided disclosure sufficient to fulfill the guidance provided by Question 3 of SAB Topic 5Y.

Interim Financial Statements, page F-[22]

126.
Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

RESPONSE:    Harbor is aware of the updating requirements for the financial statements.

127.
Revise the interim financial statements and notes thereto to comply with our comments to the annual financial statements as applicable.

RESPONSE:    To the extent necessary, the interim financial statements have been revised as requested.

Balance Sheet, page F-[23].

128.
On the bottom of page F-[18] you state the settlement agreement with your customer calls for a $1 million payment over a three year period. Clarify why the entire notes receivable balance is classified as short-term.

RESPONSE:    A portion of the note receivable balance has been reclassified as a long-term receivable.

Closing Comments

        As described in the Comment Letter, Harbor hereby acknowledges that (i) Harbor is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and (iii) Harbor may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact either the undersigned or Andrew Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ John D. Chambliss
John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.

direct 617-589-3860 direct fax 617-305-3160
 email jchambliss@davismalm.com